This is an important document that requires your immediate and careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Shell Canada’s Secretary at (403) 691-3111.
This Directors’ Circular, together with the RDS Circular and related documents, are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner and have received these documents directly from RDS or Shell Canada, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.
SHELL CANADA LIMITED
DIRECTORS’ CIRCULAR
relating to the Offer by
SHELL INVESTMENTS LIMITED
a wholly-owned indirect subsidiary of
ROYAL DUTCH SHELL plc
to purchase all of the common shares of
SHELL CANADA LIMITED
not already held by Shell Investments Limited or its affiliates for
CDN$45.00 IN CASH PER COMMON SHARE
THE BOARD OF DIRECTORS OF SHELL CANADA LIMITED RECOMMENDS
THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR
COMMON SHARES TO THE OFFER.
February 8, 2007
NOTICE TO UNITED STATES SECURITYHOLDERS
The Offer referred to herein is made for the securities of a Canadian issuer and while the Offer and Directors’ Circular are subject to Canadian disclosure requirements, Shareholders should be aware that these requirements are different from those of the United States. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that Shell Canada is located in Canada, a majority of its officers and directors are Canadian residents and all or a substantial portion of the assets of Shell Canada and said persons may be located outside of the United States.

FORWARD-LOOKING STATEMENTS
      This Directors’ Circular contains or references “forward-looking statements” by Shell Canada that are based on expectations, estimates and projections as of the date of this Directors’ Circular. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook.
      This cautionary statement expressly qualifies the forward-looking statements by Shell Canada contained or referred to in this Directors’ Circular. Readers are cautioned not to place undue reliance on forward-looking statements. Although Shell Canada believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this Directors’ Circular, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause Shell Canada’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project start-up, schedules and execution, market competition, labour availability, material and equipment shortages, constraints on infrastructure, the uncertainties involving the geology of oil and gas deposits and resources and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, the receipt of regulatory approvals, stakeholder engagement, the fulfillment of Shell Canada’s sustainable development criteria, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of Shell Canada. These risks and uncertainties also include the risks that the Offer will be unsuccessful for any reason and the Offeror will not be able to obtain the required approvals or clearances from regulatory authorities on a timely basis, if at all, or will otherwise not complete the Offer.
      The forward-looking statements contained in this Directors’ Circular are made as of the date hereof and Shell Canada does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or referenced in this Directors’ Circular, whether as a result of new information, future events or otherwise, except as required by law.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      Shell Canada is a reporting issuer or equivalent in all of the provinces and territories of Canada and is a foreign private issuer in the United States. It files its continuous disclosure documents and other documents with Canadian and U.S. securities regulatory authorities, and these documents can be found under Shell Canada’s profile at www.sedar.com and www.sec.gov.
CURRENCY
      Unless otherwise indicated, all references to “$” or “dollars” in this Directors’ Circular refer to Canadian dollars and references to “US$” in this Directors’ Circular refer to U.S. dollars.
CURRENCY EXCHANGE RATE INFORMATION
      The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for the period indicated and the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the closing rate of the Bank of Canada:

	Year Ended December 31

	2006	2005	2004	2003

High	1.1722	1.2696	1.3957	1.5672
Low	1.0983	1.1518	1.1759	1.2943
Rate at end of period	1.1654	1.1630	1.2020	1.2965
Average rate per period	1.1342	1.2116	1.3013	1.4009
      On February 5, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of exchange as reported by the Bank of Canada was $1.1818.

ii

iii

DEFINITIONS
      In this Directors’ Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors’ Circular.
“affiliate” has the meaning ascribed thereto in the CBCA;
“associate” has the meaning ascribed thereto in the Securities Act;
“Board of Directors” means the board of directors of Shell Canada;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;
“CIBC World Markets” means CIBC World Markets Inc.;
“Deferred Share Unit” or “DSU” means a deferred share unit granted under the Deferred Share Unit Plan for Non-Employee Directors and the Deferred Share Unit Plan for Executive Officers of Shell Canada;
“Directors’ Circular” means this circular of the Board of Directors relating to the Offer;
“ESPP” means the Employee Share Purchase Plan of Shell Canada, as amended;
“fair market value” has the meaning ascribed thereto in Rule 61-501;
“Fairness Opinion” means the opinion of CIBC World Markets dated as of January 22, 2007 and addressed to the Special Committee (as defined herein) with respect to the fairness, from a financial point of view, of the consideration to be offered to Shareholders under the Offer (a complete copy of which is attached as Schedule B to this Directors’ Circular);
“formal valuation” means a valuation prepared in accordance with the Rules;
“LTIP” means the Long Term Incentive Plan of Shell Canada, as amended;
“Minimum Condition” means the condition of the Offer which requires that there shall have been validly deposited or tendered under the Offer and not withdrawn a number of Shares which constitutes at least a majority of the aggregate number of outstanding Shares (including, for this purpose, Shares underlying any Options or other rights to acquire Shares that are exercisable immediately prior to the “Expiry Time” (as defined in the RDS Circular)) not currently owned by the Offeror and its affiliates and the votes attaching to which shall be qualified to be included as votes in favour of any “Subsequent Acquisition Transaction” (as defined in the RDS Circular) in determining whether minority approval (as construed under applicable securities laws) has been obtained in respect thereof;
“Offer” means the offer by the Offeror dated February 8, 2007 to purchase all of the Shares not already held by the Offeror or its affiliates at the Offer Price;
“Offer Price” means $45.00 in cash per Share;
“Offeror” means Shell Investments Limited, a corporation incorporated under the CBCA;
“Option Proposal” means the option proposal, the terms of which are set out in a letter agreement between the Offeror and Shell Canada dated January 23, 2007, relating to the making of an offer to holders of Options to exchange such Options for RDS Replacement Options;
“Options” means options to purchase Shares (including tandem share appreciation rights) granted pursuant to the LTIP;
“RDS” means Royal Dutch Shell plc, a corporation existing under the laws of England and Wales;
“RDS Circular” means the offer to purchase and accompanying take-over bid circular of the Offeror dated February 8, 2007 setting forth the terms and conditions of the Offer;
“RDS Replacement Options” means options issued by Shell Canada Options Corporation entitling the holder to acquire Class A ordinary shares of RDS which, in accordance with the Option Proposal, are to be substantially similar to the terms of the Options for which they are exchanged, other than the securities for which they are exercisable;
“Regulation Q-27” means the Autorité des marchés financiers (Québec) Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions;
“Rule 61-501” means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

“Rules” means, collectively, Rule 61-501 and Regulation Q-27;
“Securities Act” means the Securities Act (Ontario), R.S.O. 1990, c. S.5, as amended;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Shareholder” means a holder of Shares other than the Offeror or its affiliates;
“Shares” means the common shares in the capital of Shell Canada including the common shares issued or issuable upon the exercise of outstanding Options;
“Shell Canada” means Shell Canada Limited, a corporation incorporated under the CBCA;
“subsidiary” has the meaning ascribed thereto in the CBCA;
“Support Agreement” means the support agreement between the Offeror and Shell Canada dated January 23, 2007, together with a related letter agreement concerning the Option Proposal (unless the context otherwise requires);
“TSX” means the Toronto Stock Exchange; and
“Valuation” means the valuation of the Shares dated as of January 22, 2007, prepared by CIBC World Markets and addressed to the Special Committee (as defined herein) (a complete copy of which is attached as Schedule A to this Directors’ Circular).

DIRECTORS’ CIRCULAR
      This Directors’ Circular is issued by the Board of Directors of Shell Canada in connection with the Offer by the Offeror to purchase all of the issued and outstanding Shares not already held by the Offeror or its affiliates (including all Shares which may become outstanding after the date of the Offer pursuant to the exercise of Options) at a price of $45.00 in cash for each Share, upon the terms and subject to the conditions set forth in the RDS Circular. The Offer expires at 8:00 p.m. (Toronto time) on March 16, 2007 unless the Offer is withdrawn or extended by the Offeror. The Offer was made pursuant to the terms of the Support Agreement, the key terms of which are summarized below under “Support Agreement”. Reference should be made to the RDS Circular for full details and the terms and conditions of the Offer.
BACKGROUND TO THE OFFER
      RDS is Shell Canada’s majority shareholder and holds, indirectly through the Offeror and its affiliates, approximately 78% of the outstanding Shares.
      On Friday, October 20, 2006, Mr. Jeroen van der Veer, the Chief Executive of RDS, telephoned Mr. Derek Burney, O.C., Lead Director of Shell Canada, and advised him that RDS was prepared to make an offer to Shareholders to acquire the Shares not owned by RDS or its affiliates at a price of $40.00 per Share. Mr. van der Veer indicated that RDS would be providing a letter to the Board of Directors setting out the terms of the proposal. On the same day, after the close of markets in Canada, RDS provided a letter to the Board of Directors setting out the terms of its proposal (the “Proposal”). Mr. van der Veer then telephoned Mr. Clive Mather, President and Chief Executive Officer of Shell Canada, and advised him of the Proposal.
      The Proposal provided that RDS would be prepared to make an offer to Shareholders to acquire their Shares at a price of $40.00, payable in cash. The Proposal provided that RDS expected that the offer would be made by way of take-over bid circular and that Shell Canada would enter into a support agreement with RDS or an affiliate. The Proposal further provided that the offer would be conditional on more than 50% of the Shares held by Shareholders being tendered, as well as other customary conditions. The Proposal also provided that there would be a condition that RDS shall have determined (or shall have been satisfied by Shell Canada) that no covenant or condition exists in any agreement or instrument of Shell Canada that would make it inadvisable for RDS to proceed. The letter from Mr. van der Veer also requested that the Board of Directors establish a special committee of independent directors to supervise the preparation of a formal independent valuation and make a recommendation with respect to the proposed offer and undertook to pay the costs of the valuation. Finally, the letter indicated that it was RDS’ desire to proceed with a transaction supported by the Board of Directors and RDS expressly reserved the right not to proceed with making an offer to Shareholders if it was unable to obtain the support of the Board of Directors.
      On October 21, 2006, the Board of Directors (other than Messrs Routs and Odum) met to discuss the Proposal and established a special committee (the “Special Committee”) of independent directors of Shell Canada consisting of Derek Burney, Kerry Hawkins, David Kerr, Ron Osborne and Nancy Southern to consider and evaluate the Proposal. Ms. Southern resigned from the Special Committee on October 28, 2006 for personal reasons. The mandate of the Special Committee included (i) examining and reviewing the Proposal, (ii) negotiating with RDS the terms, conditions, structure and other matters relating to the Proposal, (iii) acting as the primary point of contact for Shell Canada in respect of contacts made by RDS in connection with the Proposal, and (iv) advising the Board of Directors as to what recommendation should be made to Shareholders in respect of the Proposal. Additionally, as any offer from RDS would constitute an “insider bid” for the purposes of Rule 61-501 and Regulation Q-27, the responsibilities of the Special Committee included selecting and retaining a qualified and independent valuator and supervising the preparation of a formal valuation of the Shares. Mr. Burney was appointed Chair of the Special Committee.
      On Monday, October 23, 2006, prior to the opening of markets in Canada, RDS and Shell Canada each issued a press release announcing the Proposal and the formation of the Special Committee, respectively.
      The mandate of the Special Committee authorized it to retain legal and financial advisors. The Special Committee engaged Ogilvy Renault LLP to serve as legal counsel to the Special Committee. Ogilvy Renault LLP confirmed to the Special Committee that as any offer by RDS to acquire additional Shares in Shell Canada by way of take-over bid circular would constitute an “insider bid”, the Special Committee was required to select an independent valuator and to supervise the preparation of a formal valuation in accordance with Rule 61-501 and Regulation Q-27.

      The Special Committee retained CIBC World Markets as its financial advisor with the responsibility to, among other things: (i) prepare and deliver to the Special Committee a formal valuation of the Shares; (ii) prepare and deliver to the Special Committee one or more written opinions as to the adequacy or fairness, from a financial point of view, of the consideration offered to Shareholders pursuant to the Proposal or any variation thereof; and (iii) provide other financial advisory services related to the Proposal or any variation thereof. In retaining CIBC World Markets, the Special Committee, based in part on certain representations made to it by CIBC World Markets, concluded that CIBC World Markets was independent and qualified to provide a formal valuation of the Shares and provide a fairness opinion with respect to the Proposal.
      The Special Committee met as a committee 15 times in person or by telephone. The Special Committee undertook a review of the Proposal and obtained the advice of its legal and financial advisors for such purpose. The Special Committee also considered correspondence received by it and Shell Canada from various Shareholders with respect to the Proposal as well as the views conveyed to it by or on behalf of Shareholders.
      To ensure that CIBC World Markets received all of the information necessary to prepare the Valuation and the Fairness Opinion, the Special Committee instructed Shell Canada to grant CIBC World Markets full access to senior management and to provide all necessary information concerning Shell Canada’s business, operations, assets, financial condition, reserves, production, expansion plans, operating results and prospects. To this end, Shell Canada assembled this information for CIBC World Markets and organized regular meetings between members of its management and CIBC World Markets representatives. CIBC World Markets confirmed to the Special Committee that it received from management of Shell Canada all information it requested.
      CIBC World Markets provided regular updates to the Special Committee with respect to its progress and the various methodologies and assumptions to be utilized in its determination of the fair market value of the Shares for the purpose of the Valuation.
      On November 6, 2006, the Special Committee met to consider a request from RDS for access to certain confidential information of Shell Canada for the purpose of conducting due diligence in respect of the Proposal. In response to this request, the Special Committee directed Shell Canada to provide RDS with the same information that had been provided to CIBC World Markets for the preparation of the Valuation and the Fairness Opinion, subject to the execution by RDS and Shell Canada of a confidentiality agreement satisfactory to the Special Committee. On December 4, 2006, following the negotiation and execution of a confidentiality agreement, RDS was provided with access to this information.
      On December 5, 2006, representatives of CIBC World Markets made a presentation to the Special Committee outlining CIBC World Markets’ preliminary views with respect to the fair market value of the Shares. The presentation included a description of the review and analysis carried out by CIBC World Markets to date and the approaches being taken to value the Shares, including valuation methodologies and assumptions. Based on CIBC World Markets’ preliminary view on value, the Special Committee concluded that $40.00 per Share would likely be below the range of values to be provided by CIBC World Markets in the Valuation.
      On December 6, 2006, Mr. Burney informed Adrian Loader, Director — Strategy and Business Development of RDS, that, based upon preliminary results of the valuation work being performed by CIBC World Markets, the Special Committee would be unable to recommend to the Board of Directors that it recommend the Proposal to Shareholders and that $40.00 was below the offer price that the Special Committee would be prepared to recommend to the Board of Directors. Mr. Burney also advised Mr. Loader that, given the price at which the Shares were trading on the TSX, the market did not view $40.00 per Share as sufficient. Mr. Burney suggested that, given the divergent views on value that appeared to be developing between the Special Committee and RDS, it would be helpful for the Special Committee and RDS to establish a dialogue between CIBC World Markets and RDS’ financial advisors.
      On December 8, 2006, Mr. Loader called Mr. Burney and suggested that the financial advisors from RDS and Shell Canada meet in Calgary on December 14, 2006. Mr. Loader indicated that, based on RDS’ due diligence investigations, RDS saw nothing that would suggest that the Proposal did not represent full and fair value. Mr. Loader also suggested that it may be useful to have a meeting between the respective members of management of RDS and Shell Canada most familiar with oil and gas assets to continue a dialogue.
      On December 14, 2006, representatives of CIBC World Markets met with the financial advisors to RDS to discuss various issues relating to valuation methodologies and assumptions. Subsequent to this meeting, the financial advisors to RDS delivered a letter to CIBC World Markets reaffirming their view that the Proposal represented full and fair value for the Shares and setting out differences in opinion with respect to the appropriateness of assumptions being used by Shell Canada in its projections and plans and the economic assumptions proposed by CIBC World Markets in preparing the formal valuation. At the request of the Special Committee, CIBC World Markets provided a response to this letter to RDS’ financial advisors clarifying certain of its assumptions and inputs.
      On December 15, 2006, Mr. Burney discussed the December 14, 2006 meeting of financial advisors with Mr. Loader, at which time Mr. Loader indicated that RDS had thoroughly considered the value of the Shares and expressed disagreement with what RDS viewed as an overly optimistic approach taken by Shell Canada in its projections and plans and by CIBC World Markets in assessing the fair market value of the Shares. Mr. Burney indicated that it was up to RDS to take the next step in advancing the process, given that the Special Committee had concluded it would be unable to support a price of $40.00 per Share. Mr. Burney suggested that it might be useful for members of RDS management to meet with members of Shell Canada management to discuss Shell Canada’s business plans, as had been previously suggested by Mr. Loader.
      On December 21, 2006, Mr. Loader called Mr. Burney and suggested that, since RDS and the Special Committee continued to have significant differences of opinion on value, it would be helpful to organize a meeting to be held early in 2007 between the appropriate representatives from RDS and Shell Canada management, CIBC World Markets and the financial advisors to RDS. Mr. Burney agreed with this approach and directed Shell Canada to prepare for this meeting.
      On January 9, 2007, Mr. Loader, together with other representatives of RDS and its financial advisors, met with representatives of Shell Canada and CIBC World Markets. At that meeting, Shell Canada representatives presented information covering several key areas of Shell Canada’s business plans. CIBC World Markets and the financial advisors to RDS then met separately on that same day to discuss valuation assumptions and methodologies.
      On January 10, 2007, Mr. Burney met with Mr. Loader about the January 9, 2007 meeting. Mr. Loader acknowledged that the meeting had been useful, however he reiterated his view with respect to the Proposal and indicated that nothing RDS had learned would change this view. Mr. Burney advised Mr. Loader of the Special Committee’s concern regarding the length of the process and the possible negative impact the uncertainty created by the Proposal may have on employee morale and the operations of Shell Canada.
      On January 11, 2007, RDS sent an email to Shell Canada detailing a number of follow-up questions stemming from the January 9 meeting to which Shell Canada replied by email on January 15, 2007.
      On January 18, 2007, Mr. Loader contacted Mr. Burney and stated that, in the interests of advancing the Proposal, RDS was prepared to discuss, on an exploratory basis, a possible increase in the consideration under the Proposal of up to $43.50 per Share. The Special Committee met on January 18, 2007 to consider this development and sought the view of CIBC World Markets as to whether $43.50 per Share would be within the range of fair market values developed by it for the Valuation. CIBC World Markets confirmed that it expected that $43.50 per Share would be within its expected value range (especially in light of recent oil price fluctuations), but would be at the low end of the range. The Special Committee, after considering advice from its financial and legal advisors, concluded that Mr. Burney should advise Mr. Loader that the Special Committee would not support an offer by RDS at a price of $43.50 per Share.
      Mr. Burney called Mr. Loader on January 19, 2007 and advised Mr. Loader of the Special Committee’s conclusion. Mr. Loader replied that RDS might be willing to offer $44.50 per Share provided the offer was supported by the Special Committee and the Board of Directors. The Special Committee met on January 19, 2006 and determined, after considering advice from its financial and legal advisors, that it should advise RDS that it would not support any offer less than $45.00 per Share. Mr. Burney communicated this to Mr. Loader later that day. Mr. Loader reiterated that RDS was not prepared to move beyond $44.50 per Share, and it was determined that no further action could be taken by Mr. Burney or Mr. Loader at that time.
      On January 21, 2007, Mr. Loader called Mr. Burney and stated that RDS would be willing to offer $44.75 per Share. The Special Committee met later that day to consider this development. After discussions with CIBC World Markets as to CIBC World Markets’ views on the range of values for the Shares, the Special Committee determined that it should re-affirm to RDS that it would not be willing to recommend support of a price of less than $45.00 per Share. Mr. Burney conveyed this message to Mr. Loader by email.
      On January 22, 2007, Mr. Loader called Mr. Burney and advised him that RDS would be willing to increase the price under the Proposal to $45.00 per Share on the condition that the Special Committee and the Board of Directors recommend the transaction and that Shell Canada enter into a support agreement acceptable to RDS, a draft of which would be provided by RDS. Throughout the day, the legal advisors to the Special Committee and the legal officers of Shell Canada negotiated the terms of the Support Agreement with RDS, with the exception of the price per Share which remained under consideration by the Special Committee.
      At a meeting of the Special Committee held during the evening of January 22, 2007, after the close of markets in Canada, the Special Committee received the verbal opinion of CIBC World Markets that the consideration of $45.00 per Share to be offered to Shareholders under the Offer would be fair, from a financial point of view, to Shareholders and would likely be near the midpoint of the expected value range. The Special Committee unanimously resolved to recommend to the Board of Directors that the Board of Directors recommend that Shareholders accept the Offer. The Special Committee also reviewed the general terms of the Support Agreement and, subject to the comments of the Special Committee, unanimously resolved to recommend that the Board of Directors authorize Shell Canada to enter into the Support Agreement subject to such final terms being agreed between the parties.
      At a meeting of the Board of Directors held later that evening, the Board of Directors received the recommendations from the Special Committee that the Board of Directors recommend that Shareholders accept the Offer and authorize Shell Canada to enter into the Support Agreement. CIBC World Markets confirmed to the Board of Directors that it had provided to the Special Committee a verbal opinion that the Offer Price to be offered to Shareholders under the Offer was fair, from a financial point of view, to Shareholders and would likely be near the midpoint of the expected value range. With Messrs Marvin E. Odum and Rob J. Routs (members of the Board of Directors who are also officers of RDS or its affiliates) and Mr. Clive Mather (the President and Chief Executive Officer and a director of Shell Canada) abstaining, the Board of Directors resolved, with all other attending members of the Board of Directors voting in favour of the resolution, to recommend that Shareholders accept the Offer and authorized the entering into of the Support Agreement. Ms. Ida Goodreau and Ms. Nancy Southern were not present at the meeting of the Board of Directors, but confirmed their support for the Board’s decision following the meeting.
      Early in the morning of January 23, 2007, representatives of the Special Committee, Shell Canada and the Offeror finalized and executed the Support Agreement. Immediately thereafter, RDS and Shell Canada each issued a press release announcing the Offer, the support of the Offer by the Special Committee and the Board of Directors and the entering into of the Support Agreement.
      On February 2, 2007, the Special Committee met to receive the Valuation and the Fairness Opinion and unanimously resolved to recommend that the Board of Directors approve the contents of this Directors’ Circular and the sending of it to Shareholders. Later that same day, the Board of Directors met to receive the recommendation of the Special Committee and with Messrs Odum, Routs and Mather abstaining, all attending directors voted unanimously to approve the contents of this Directors’ Circular and the sending of it to Shareholders.
RECOMMENDATION OF THE SPECIAL
COMMITTEE AND THE BOARD OF DIRECTORS
      The Special Committee has unanimously concluded that the Offer is fair to Shareholders and has recommended that the Board of Directors recommend that Shareholders accept the Offer and tender their Shares to the Offer. The Board of Directors has unanimously concluded (subject to the abstentions referred to below) that, based on the recommendations of the Special Committee and the factors referred to below, the Offer is fair to Shareholders and recommends that Shareholders accept the Offer and tender their Shares to the Offer. The Board of Directors has approved the entering into of the Support Agreement, which requires the making of the Offer by the Offeror.
      Mr. Routs, an officer of RDS, Mr. Odum, an officer of an affiliate of RDS, and Mr. Mather, the President and Chief Executive Officer of Shell Canada, declared their respective interests and refrained from voting in respect of the resolution of the Board of Directors concluding that the Offer is fair to Shareholders and recommending that Shareholders accept the Offer.
      The conclusion and recommendation of the Special Committee and the Board of Directors are based on the following factors, among others:

•	the Offer Price is at the midpoint of the fair market value range for the Shares of $42 to $48 per Share as determined by CIBC World Markets in the Valuation (See “Valuation and Fairness Opinion” below);

•	the opinion of CIBC World Markets that, as of January 22, 2007, the consideration to be offered to Shareholders under the Offer is fair, from a financial point of view, to Shareholders (See “Valuation and Fairness Opinion” below);

•	the Offer Price represents a substantial premium (of approximately 37.2%) over the closing trading price of the Shares on the TSX on October 20, 2006, the last trading day immediately preceding the announcements by RDS and Shell Canada of the Proposal, and a premium of 45.4% over the closing trading price of the Shares on the TSX on September 22, 2006, the trading day 30 calendar days prior to such announcement;

•	the consideration offered under the Offer is cash, which provides Shareholders with an opportunity to immediately realize value for their Shares, especially when viewed against the risks inherent in any long term business plan (including, in the case of Shell Canada, risks associated with fluctuations in oil and gas prices, operating conditions and costs, demand for oil and receipt of regulatory approvals);

•	if the Offer is not successful, trading prices for the Shares on the TSX may decline significantly;

•	the fact that, given RDS’ shareholdings in Shell Canada, there is no practical prospect of a competing offer for the Shares by a third party;

•	the active arm’s-length negotiations between the Special Committee and RDS, which resulted in the Offer Price being increased from $40.00 per Share to $45.00 per Share; and

•	in the case of the Board of Directors, the Special Committee process, including the retention of Ogilvy Renault LLP as independent legal advisors and CIBC World Markets as independent valuator and the recommendation of the Special Committee.
      The Special Committee and the Board of Directors also considered that, if the Board of Directors did not agree to recommend the Offer to Shareholders pursuant to the Support Agreement and RDS or the Offeror decided not to make an offer to Shareholders, Shareholders would not have the opportunity to consider a cash offer at a premium to market. Further, if RDS or the Offeror were to make an offer directly to Shareholders without the recommendation of the Special Committee and the Board of Directors, it may have been at a price less than the price negotiated by the Special Committee. While the Special Committee and the Board of Directors believe each of the factors set out above supported its decision to recommend that Shareholders accept the Offer, the Special Committee and the Board of Directors also recognize that if the Offer is successfully completed, it will eliminate the opportunity for current Shareholders to participate in the longer term potential benefits of the business of Shell Canada to the extent that those benefits exceed those potential benefits reflected in the Offer Price.
      In arriving at its recommendation, the Special Committee considered the current market price of the Shares on the TSX, the historical market prices for the Shares, and the information, data and conclusions contained in the Valuation and the Fairness Opinion. Given that the Special Committee received the Valuation and the advice of CIBC World Markets contained therein as to the most appropriate valuation methodologies for the Shares, it did not specifically consider other valuation measurements such as net book value, going concern value or liquidation value, except to the extent such measurements are dealt with or otherwise reflected in the Valuation.
      The foregoing discussion of the factors reviewed by the Special Committee and the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Special Committee and the Board of Directors did not find it practicable to, and therefore did not, quantify or assign relative weights to specific factors or methodologies in reaching its conclusion. In addition, individual members of the Special Committee and the Board of Directors may have given different weights to different factors.
      Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

VALUATION AND FAIRNESS OPINION
Selection of CIBC World Markets
      As discussed under “Background to the Offer” above, the Offer constitutes an “insider bid” for the purposes of the Rules. In accordance with the provisions of the Rules, the Offeror was required to obtain, at its own expense, a formal valuation of the Shares prepared in accordance with the Rules by a valuator who is independent of RDS and the Offeror and who is qualified to provide such a valuation. Under the Rules, the Special Committee was required to:

(a)	determine who the valuator would be;

(b)	supervise the preparation of the formal valuation of the Shares; and

(c)	use its best efforts to ensure that the formal valuation was completed and provided to the Offeror in a timely manner.
      In the Proposal, RDS requested that the Board of Directors establish a special committee of independent directors to supervise the preparation of a formal valuation and undertook to pay the costs of the formal valuation. Accordingly, the Special Committee considered who should be invited to submit a proposal to prepare the formal valuation and act as financial advisor to the Special Committee. The Special Committee considered a number of potential valuators and ultimately invited CIBC World Markets to make such a proposal. CIBC World Markets submitted such a proposal indicating, among other things, its qualifications to prepare a formal valuation. The Special Committee met with representatives of CIBC World Markets for the purposes of reviewing their proposal and made enquires of them as to CIBC World Markets’ qualifications and independence.
      After deliberation, the Special Committee determined, based in part on certain representations made to it by CIBC World Markets, that CIBC World Markets was independent and qualified to prepare a formal valuation and should be retained as financial advisor to the Special Committee for the purposes of, among other things, preparing and delivering to the Special Committee a formal valuation of the Shares and an opinion as to the fairness, from a financial point of view, of the consideration offered to Shareholders under the Proposal or any variation thereof. Accordingly, the Special Committee directed Shell Canada to enter into an engagement letter with CIBC World Markets to this effect. Shell Canada entered into such an engagement letter (the “Engagement Letter”) with CIBC World Markets dated October 28, 2006 which provided, among other things, that the services of CIBC World Markets would be provided under the supervision and direction of the Special Committee.
      The Engagement Letter provides for the payment of fees to CIBC World Markets of $250,000 as an engagement and work fee upon execution of the Engagement Letter, $1,500,000 upon delivery to the Special Committee of a preliminary value analysis of the Shares, $3,000,000 upon delivery to the Special Committee of the Valuation, $1,000,000 upon delivery to the Special Committee of the Fairness Opinion and $250,000 for each subsequent opinion requested by the Special Committee as to the fairness, from a financial point of view, of the consideration under an offer to Shareholders. The fees to be paid to CIBC World Markets under the Engagement Letter were agreed between CIBC World Markets and the Special Committee. None of the fees payable to CIBC World Markets are contingent upon the conclusions reached by CIBC World Markets in the Valuation or Fairness Opinion or on the completion of the Offer. In the Engagement Letter, Shell Canada has agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of its engagement and to reimburse it for its reasonable expenses.
The Valuation
      The following summary is qualified in its entirety by the full text of the Valuation which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Valuation, and which is included as Schedule A to this Directors’ Circular. The Board of Directors urges Shareholders to read the Valuation in its entirety.
Credentials of CIBC World Markets
      CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Valuation and Fairness Opinion have been approved for release by a committee of CIBC World Markets managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationships with Interested Parties
      None of CIBC World Markets or its affiliates:

(a)	is an “issuer insider”, “associated entity” or “affiliated entity” of RDS or the Offeror as such terms are used in Rule 61-501;

(b)	is a financial advisor to RDS or the Offeror in connection with the Offer;

(c)	is a manager or co-manager of a soliciting dealer group formed to solicit acceptances of the Offer or will it, as a member of such group, perform services beyond the customary soliciting dealers’ functions nor will it receive more than the per share or per shareholder fee payable to other members of the group; or

(d)	has a financial incentive with respect to the conclusions reached in the Valuation or the Fairness Opinion nor has a material financial interest in the completion of the Offer.
      Prior to entering into the Engagement Letter, CIBC World Markets has provided various financial advisory services to Shell Canada in connection with transactions unrelated to the Offer. CIBC World Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of Shell Canada, RDS or their affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such entities. The fees payable to CIBC World Markets pursuant to the Engagement Letter and received by CIBC World Markets from Shell Canada and its affiliates are not financially material to CIBC World Markets. CIBC World Markets is an indirect subsidiary of the Canadian Imperial Bank of Commerce (“CIBC”) and CIBC or its affiliated entities have made or may in the future make loans or provide other financial services in the normal course to Shell Canada, RDS or their affiliates. No understandings or agreements exist between CIBC World Markets, RDS or the Offeror with respect to future financial advisory or investment banking business.
Scope of Review
      In preparing the Valuation, CIBC World Markets reviewed certain publicly available information and financial statements and non-public information relating to Shell Canada; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data and research publications relating to Shell Canada and other selected comparable companies; held discussions with senior management of Shell Canada; held discussions with independent reservoir engineers and other industry experts; held discussions with RDS and its financial advisors; held discussions with legal counsel to the Special Committee; and carried out other investigative exercises, more specifically described in the Valuation.
General Assumption and Limitations
      With the Special Committee’s permission and subject to the exercise of CIBC World Markets’ professional judgment, CIBC World Markets relied upon the completeness, accuracy and fair presentation of all data and other information obtained by it from public sources or provided to it by Shell Canada or its advisors or otherwise obtained by it. The Valuation is conditional upon such completeness, accuracy and fair presentation. Except as provided in the Valuation, CIBC World Markets did not attempt to verify independently the accuracy, completeness or fairness of presentation of any of such data or information. Shell Canada has represented to CIBC World Markets in a certificate of two senior officers of Shell Canada dated the date of the Valuation that, among other things, the information, data and other materials provided to CIBC World Markets by or on behalf of Shell Canada (the “Shell Canada Information”), were complete and correct at the date the Shell Canada Information was provided to CIBC World Markets and that, since the date of the Shell Canada Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Shell Canada and its subsidiaries and no material change has occurred in the Shell Canada Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or the Fairness Opinion.
      The Valuation was given as of January 22, 2007 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Shell Canada as they were reflected in the Shell Canada Information provided to CIBC World Markets and as they were represented to CIBC World Markets in their discussions with management of Shell Canada and its advisors. Although CIBC World Markets reserves the right to change or withdraw the Valuation if it learns that any of the information relied upon in preparing the Valuation was inaccurate, incomplete or misleading in any material respect, CIBC World Markets disclaims any obligation to change or withdraw the Valuation, to advise any person of any change that may come to its attention, or update the Valuation after such date. In preparing the Valuation, CIBC World Markets was not authorized to solicit, and did not solicit, interest from any other potential party with respect to the acquisition of Shares or any business combinations or other extraordinary transaction involving Shell Canada. The Valuation is not to be construed as a recommendation to any Shareholder to accept or reject the Offer.
      In the Valuation, CIBC World Markets stated that it believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation. The preparation of a valuation is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis.
Fair Market Value
      For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. CIBC World Markets made no downward adjustment to the fair market value of the Shares to reflect the liquidity of the Shares, the effect of the transaction on the Shares or the fact that the Shares do not form part of a controlling interest. Consequently, the Valuation provides a conclusion on a per Share basis with respect to Shell Canada’s “en bloc” value, being the price at which all of the Shares could be sold to one or more buyers at the same time.
Valuation Methodology
      CIBC World Markets approached the valuation of the Shares by applying two principal methodologies:

(a)	a discounted cash flow (“DCF”) approach; and

(b)	a “sum of the parts” net asset value (“NAV”) approach.
      In addition, CIBC World Markets reviewed historical trading data for Shell Canada, bid premia from precedent transactions and research analyst target prices.
      CIBC World Markets prepared a comprehensive DCF analysis of Shell Canada to assist in determining the fair market value of the Shares. CIBC World Markets believed that the DCF approach was the most appropriate methodology for estimating the “en bloc” value of Shell Canada and benchmarked the results against other valuation methodologies. CIBC World Markets further believed that the DCF approach is the most broadly used valuation methodology in the oil and gas industry. The DCF approach reflects the growth prospects and risks inherent in Shell Canada’s operations by taking into account the future free cash flow generating capability of its assets.
      The present value of the unlevered after-tax free cash flows derived from the DCF analysis represents the aggregate value of Shell Canada’s operating assets. To arrive at an equity value, and subsequently an equity value per Share, CIBC World Markets made a number of adjustments. These adjustments included, among other things, adjustments for net debt as of December 31, 2006, potential future tax deferred benefits, certain inventory adjustments, present value of unfunded pension liabilities and the estimated present value of future asset retirement obligations not already reflected in the DCF analysis.

      The following summary table of CIBC World Markets’ weighted DCF analysis is taken from the Valuation. Terms used in the table are defined in the Valuation.

	Weighted Average
	Cost of Capital

	8.5%	8.0%

	($ millions, except per
	Share amounts)
Present Value of Free Cash Flow(1)	$36,925	$41,449
Less: Debt and Working Capital Deficit(2)	$(1,911)	$(1,911)
Plus: Option Proceeds(3)	$520	$520
Other Adjustments(4)	$94	$94

Net Equity Value	$35,628	$40,152
Fully Diluted Shares Outstanding (mm)	847.0	847.0
Estimated DCF Value per Share	$42.06	$47.40

Notes:

(1)	Based on weighted average of Proven Case (15%), Expected Case (70%), and Upside Case (15%).

(2)	As per December 31, 2006 unaudited financials of Shell Canada.

(3)	Source: Shell Canada option schedule.

(4)	Includes unfunded pension liability, asset retirement obligations and certain inventory adjustments.
     The equity value per Share derived from the DCF analysis was determined to be in the range of approximately $42 to $47.
      Using the NAV approach, a value for Shell Canada was estimated by separately considering the value of each operating, development, exploration and financial asset. The individual asset values were estimated utilizing primarily precedent transaction and comparable company trading analyses.
      The market trading multiples of public companies that operate in businesses similar to those of Shell Canada were reviewed and used to estimate individual asset values. The multiples used included measures of (i) total enterprise value (“TEV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”) referred to as “TEV/ EBITDA”, (ii) Adjusted TEV to the quantity of net proved reserves, and (iii) Adjusted TEV to barrels per day of net current production. Each of these multiples is frequently observed by industry participants and the investment community as key measures for valuing assets or companies in various sectors of the oil and gas industry.
      The results of the comparable companies approach were adjusted for a premium based on comparable change-of-control transactions to reflect an “en bloc” value for each of the assets. CIBC World Markets applied premia to TEV in its analysis for the various assets given that Shell Canada’s net debt is held at the corporate level and not allocated to any particular asset or division. CIBC World Markets reviewed both the premia to market trading values for shares and premia to TEV of a number of precedent transactions in the Canadian oil and gas industry and for other large Canadian acquisition transactions to determine appropriate premia with regard to Shell Canada’s assets.
      Under the NAV approach, the value of each asset was summed to produce a total asset value. The present value of Shell Canada’s “Go to Market” cost savings, as well as the proceeds from the exercise of stock options and other employee stock incentive plans were added to this value. Shell Canada’s net debt (long term debt plus working capital deficit) and an estimate of the present value of corporate expenses that are not directly assignable to each of the individual assets were deducted from these values in order to arrive at an equity value per Share.

      The following summary table of CIBC World Markets’ NAV analysis is taken from the Valuation. Terms used in the table are defined in the Valuation.

	Low	High

	($ millions, except per
	Share data)
Athabasca Oil Sands Project	$20,102	$21,777
Other Oil Sands	3,412	3,785
Exploration and Production	5,791	7,119
Oil Products	6,390	8,147
“Go to Market” Cost Savings	488	541
Frontier and Undeveloped Land	1,476	1,809
Unallocated Corporate G&A	(690)	(765)
Option Proceeds(1)	520	520

Enterprise Value	$37,489	$42,933
Less: Net Debt (December 31, 2006)	(1,911)	(1,911)

Equity Value	$35,578	$41,022
Shares Outstanding (fully-diluted)	847.0	847.0
Equity Value per Share	$42.00	$48.43

Note:

(1)	Source: Shell Canada option schedule.
     The NAV analysis indicated an equity value range of approximately $42 to $48 per Share.
Distinctive Material Benefits to RDS
      The value of certain synergies is reflected in some of the valuation methodologies utilized. CIBC World Markets also considered whether any distinctive material benefits that are unique to RDS would accrue from its acquisition of all of the Shares. Possible benefits or cost savings might accrue to RDS with respect to the following areas: (i) the consolidation of the human resources and infrastructure required for the development of the SURE Northern Energy oil sands leases owned by RDS and the accelerated development thereof, (ii) the integration of Shell Canada’s oil sands business with the RDS downstream businesses in the United States, (iii) the elimination of certain general and administrative functions, and (iv) the opportunity to utilize consolidated tax planning strategies. CIBC World Markets did not have sufficient financial information or analysis from RDS to quantify such benefits but believes they could be material in the aggregate.
Valuation Summary and Conclusion
      In arriving at an opinion of fair market value of the Shares, CIBC World Markets did not attribute any particular weight to any specific factor but made qualitative judgments based on experience in rendering such opinions and on circumstances then prevailing as to the significance and relevance of each factor. CIBC World Markets did, however, weight each valuation approach differently and ascribed the greatest amount of importance to the DCF approach.
      Based upon and subject to the factors set out in the Valuation, CIBC World Markets expressed the opinion that, as of January 22, 2007, the fair market value of the Shares was in the range of $42 to $48 per Share.
The Fairness Opinion
      The following summary is qualified in its entirety by the full text of the Fairness Opinion which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, and which is included as Schedule B to this Directors’ Circular. The Board of Directors urges Shareholders to read the Fairness Opinion in its entirety.
      The Fairness Opinion was provided to the Special Committee for its use in considering the Offer and is not to be construed as a recommendation to any Shareholder to accept or reject the Offer.

Scope of Review
      In connection with rendering the Fairness Opinion, CIBC World Markets reviewed and relied upon the Valuation and those items identified in the Valuation under the heading “Scope of Review”. In addition, CIBC World Markets reviewed and relied upon such other information, analyses, investigations and discussions as it considered necessary or appropriate in the circumstances.
General Assumption and Limitations
      The conclusion expressed in the Fairness Opinion is subject to all of the conditions, limitations, qualifications, disclaimers and assumptions reflected in and underlying the Valuation. The analysis, investigations, research, testing of assumptions and conclusions reflected in and underlying the Valuation are integral to the provision of the Fairness Opinion.
      The Fairness Opinion was given as of January 22, 2007 and, although CIBC World Markets reserves the right to change or withdraw the Fairness Opinion if it learns that any of the information that it relied upon in preparing the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, CIBC World Markets disclaims any obligation to change or withdraw the Fairness Opinion, to advise any person of any change that may come to its attention or to update the Fairness Opinion after such date.
Fairness Methodology
      In considering the fairness, from a financial point of view, of the consideration to be offered to Shareholders pursuant to the Offer, CIBC World Markets considered and relied upon the following:

(a)	a comparison of the consideration to the fair market value range of the Shares as determined in the Valuation; and

(b)	a comparison of the consideration to precedent transaction premia and to the closing price of the Shares on the TSX prior to RDS’ initial announcement of its intention to make an offer to acquire the Shares held by Shareholders.
      CIBC World Markets also reviewed premia paid in certain transactions that it considered may be relevant for the purpose of its analysis.
Conclusion
      Based upon and subject to the factors set out in the Fairness Opinion, CIBC World Markets expressed the opinion that, as of the date of the Fairness Opinion, the consideration to be offered to Shareholders under the Offer was fair, from a financial point of view, to the Shareholders.
      Copies of the Valuation and the Fairness Opinion (i) will be available for inspection and copying at the principal executive offices of Shell Canada during its regular business hours by any interested Shareholder or representative who has been so designated in writing, and (ii) may be obtained by mail through written request to Shell Canada.
PRIOR VALUATIONS
      To the knowledge of Shell Canada and its directors and senior officers, after reasonably inquiry, other than the Valuation, there have been no prior valuations, as defined in the Rules, prepared in respect of Shell Canada or the Shares during the last two years.
SUPPORT AGREEMENT
      The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Shell Canada with the Canadian securities regulatory authorities and available under Shell Canada’s profile on SEDAR at www.sedar.com.
      Under the Support Agreement, the Offeror agreed, subject to the terms and conditions of the Support Agreement, to make the Offer and to mail the RDS Circular to Shareholders on or before February 8, 2007. Also under the Support Agreement, Shell Canada agreed to provide the Directors’ Circular to the Offeror for mailing to Shareholders at the same time, and in the same package, as the RDS Circular. Shell Canada also agreed to use its reasonable best efforts to ensure that all holders of Options either accept the Option Proposal or, to the extent that Options are currently vested, exercise their Options in exchange for Shares and deposit such Shares under the Offer.
      The Support Agreement also provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior consent of Shell Canada: (a) increase the Minimum Condition; (b) decrease the consideration per Share; (c) change the form of consideration payable under the Offer (other than to increase the total consideration per Share and/or add additional consideration); (d) decrease the number of Shares in respect of which the Offer is made; or (e) impose additional conditions or otherwise vary the Offer in a manner which is adverse to the Shareholders.
      The Support Agreement contains customary representations and warranties and covenants on the part of Shell Canada and the Offeror, including, but not limited to, covenants of Shell Canada (i) to carry on its business, and cause each of its subsidiaries and, to the extent possible, its material joint ventures to carry on business, in the ordinary course, (ii) not to issue securities or make changes to its capital structure or declare, set aside or pay any dividends on or make any other distributions on or in respect of the Shares (other than quarterly cash dividends of $0.11 per Share in accordance with Shell Canada’s past practice), (iii) to assist the Offeror in completion of the Offer, (iv) not to interfere with or delay the completion of the Offer, (v) to allow the Offeror access to the books, records, management and properties of Shell Canada, and (vi) not to frustrate and to cooperate with the Offeror’s attempt to designate all of the directors of the Board of Directors provided that the Offeror takes up and pays for Shares pursuant to the Offer and that the Minimum Condition shall have been satisfied (and not waived). Shell Canada has also represented in the Support Agreement that, after reasonable inquiry, it believes that the directors intend to tender all of their Shares, including any Shares issued upon the exercise of all Options held by them, to the Offer.
      The Support Agreement provides that nothing in the Support Agreement prohibits the Special Committee or the Board of Directors from taking any action consistent with the Board of Directors’ fiduciary duties.
      The Support Agreement also contains covenants of the Offeror, including covenants to cause Shell Canada to maintain its current directors’ and officers’ insurance policy, or a policy reasonably equivalent, for a period of six years after the Expiry Time (as defined in the RDS Circular), to continue to indemnify the current and former directors of Shell Canada and its subsidiaries following the Expiry Time, and not to interfere with or otherwise restrict the performance by Shell Canada and its subsidiaries of their obligations to their respective employees.
      The Support Agreement provides that if, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Shares held by Shareholders as at the Expiry Time, the Offeror may, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer, pursuant to Section 206 of the CBCA. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring Shares not tendered to the Offer at a consideration per Share at least equivalent in value to, and in the same form as, the consideration per Share offered under the Offer.
      If the Minimum Condition is satisfied and the Offeror takes up and pays for Shares under the Offer, the Support Agreement provides that Shell Canada will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, amendment to articles, stock consolidation, capital reorganization or other transaction (each, a “subsequent acquisition transaction”) involving Shell Canada and the Offeror, or a subsidiary of the Offeror, to acquire the remaining Shares and any outstanding Options, provided that the consideration per Share offered in connection with any such subsequent acquisition transaction is at least equivalent to, and in the same form as, the consideration per Share offered under the Offer. The Offeror and its affiliates are not, however, prevented from acquiring, directly or indirectly, additional Shares in the open market or in privately negotiated transactions or otherwise in accordance with applicable securities laws.
      Shell Canada, when not in default in performance of its obligations under the Support Agreement, may terminate the Support Agreement, if: (a) the Offer is not made on or before February 8, 2007; (b) the Offer does not substantially conform with the description in the Support Agreement; (c) Shares deposited under the Offer have not been taken up and paid for on or before the expiry of 10 days after the expiry of the Offer; (d) the Offeror has not taken up and paid for at least a majority of Shares then outstanding not currently owned by the Offeror and its affiliates by June 30, 2007; or (e) the Offeror breaches the Support Agreement in any material respect. The Offeror, when not in default in the performance of its obligations under the Support Agreement, may terminate the Support Agreement if: (a) the conditions to the Offer are not satisfied or waived by the Offeror on or prior to the expiry of the Offer, or any extension thereof; (b) Shell Canada breaches the Support Agreement in any material respect; or (c) the Directors’ Circular does not substantially conform with the description in the Support Agreement. The conditions to the Offer, including the Minimum Condition, are as set out in the Support Agreement and the RDS Circular and include, but are not limited to (i) receipt of all consents and approvals necessary or desirable to complete the Offer, (ii) the absence of certain adverse proceedings or certain adverse laws, (iii) the absence of certain breaches by Shell Canada of representations, warranties or covenants under the Support Agreement, and (iv) the absence of certain material adverse effects on Shell Canada. If the Support Agreement is terminated as provided in the foregoing, the Offeror may terminate or withdraw the Offer.
      The Offeror and Shell Canada have also agreed to consult with each other in respect of any disclosure made in respect to the Offer and to provide access to the Offeror and its representatives to the books, records and employees of Shell Canada. Shell Canada has also agreed to notify the Offeror of any discussions related to the Offer with holders of more than 100,000 Shares.
      RDS and Shell Canada have also entered into the Option Proposal to establish a mechanism to offer RDS Replacement Options to holders of Options, subject to obtaining all necessary regulatory approvals and the Offeror taking up and paying for Shares deposited under the Offer in a number satisfying the Minimum Condition. The full text of the Option Proposal has been filed by Shell Canada with the Canadian securities regulatory authorities and is available under Shell Canada’s profile on SEDAR at www.sedar.com.
INTENTIONS WITH RESPECT TO THE OFFER
      Each of the directors and senior officers of Shell Canada has indicated that, as at the date hereof, he or she intends to accept the Offer in respect of outstanding Shares held by such directors and officers. To the knowledge of the directors and senior officers of Shell Canada, after reasonable inquiry, each of their associates who owns outstanding Shares has indicated an intention, as at the date hereof, to accept the Offer and deposit all of their outstanding Shares to the Offer.
      Each of the senior officers of Shell Canada has also indicated that, as at the date hereof, he or she intends to elect to exchange vested and unvested Options held by such officer in accordance with the Option Proposal, subject to the terms and conditions of such proposal being resolved in a satisfactory manner.
OWNERSHIP OF SECURITIES BY DIRECTORS
AND SENIOR OFFICERS OF SHELL CANADA
      The names of the directors and senior officers of Shell Canada and the number of securities, beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable inquiry, their respective associates, are as follows:

		Securities of Shell Canada(1)

		Number and	Number of	% Options/	Deferred
		Percentage(2)	Options/	SARs	Share
Name	Positions Held	of Shares	SARs(3)	Outstanding	Units(4)(5)

Derek H. Burney, O.C.	Lead Director	12,846	Nil	—	15,253.15
Louise Fréchette, O.C. (6)	Director	570	Nil	—	460.77
David Galloway(6)	Director	Nil	Nil	—	479.94
Ida J. Goodreau	Director	2,817	Nil	—	7,763.68
Kerry L. Hawkins	Director	13,539	Nil	—	15,809.81
David W. Kerr	Director	11,000	Nil	—	6,473.35
Clive Mather	President, Chief Executive Officer and Director	1,700	810,000	3.8	21,952.09
Marvin E. Odum	Director	Nil	Nil	—	Nil
Ronald W. Osborne	Director	7,782	Nil	—	1,895.49
Rob J. Routs	Chairman of the Meetings of the Board	1,509	Nil	—	Nil
Raymond Royer, O.C.	Director	30,708	Nil	—	Nil
Nancy C. Southern	Director	12,604	Nil	—	1,931.08
David C. Aldous	Senior Vice President, Oil Products	Nil	Nil	—	Nil

		Securities of Shell Canada(1)

		Number and	Number of	% Options/	Deferred
		Percentage(2)	Options/	SARs	Share
Name	Positions Held	of Shares	SARs(3)	Outstanding	Units(4)(5)

Timothy J. Bancroft	Vice President, Sustainable Development, Technology and Public Affairs	2,361	344,000	1.6	Nil
Graham Bojé	Vice President, Manufacturing and Supply	Nil	237,000	1.1	Nil
David R. Brinley	Vice President, General Counsel and Secretary	Nil	Nil	—	Nil
David Collyer	Vice President, Frontier	Nil	384,000	1.8	Nil
Ramzi Fawaz	Vice President, Projects, Oil Sands	187	Nil	—	Nil
R. David Fulton	Vice President, Human Resources	2,324	184,500	0.9	Nil
Matthew B. Haney	Treasurer	9	270,500	1.3	Nil
H. Ian Kilgour	Senior Vice President, Exploration & Production	15,861	928,800	4.3	Nil
Brian E. Straub	Senior Vice President, Oil Sands	Nil	192,000	0.9	2,664.83
Rob W.P. Symonds	Vice President, Foothills	497	330,000	1.5	Nil
Donna Tarka	Controller	295	82,900	0.4	Nil
Cathy L. Williams	Chief Financial Officer	36,300	738,000	3.5	Nil
Thomas Zengerly	Vice President, Oil Sands Operations	Nil	Nil	—	Nil

Notes:

(1)	The information as to securities of Shell Canada beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Shell Canada, has been furnished by the respective directors and senior officers.

(2)	The number of Shares indicated in the column represents, in each case, less than 1% of the outstanding Shares.

(3)	The term “SARs” refers to share appreciation rights attached to Options and are a cash payment feature which provides the Option holder the right to surrender the exercisable Option for cancellation in return for a cash payment from Shell Canada.

(4)	Each director of Shell Canada that is not an employee of Shell Canada or of RDS or any affiliate thereof may elect to participate in the Deferred Share Unit Plan for Non-Employee Directors of Shell Canada pursuant to which DSUs are awarded. Upon termination of board service, a holder of DSUs is eligible to convert the DSUs to cash in an amount equal to the market value of the Shares when the conversion is effective.

(5)	Each of the President and Chief Executive Officer, the Chief Financial Officer and the Senior Vice Presidents of Shell Canada may elect to participate in the Deferred Share Unit Plan for Executive Employees of Shell Canada and receive all or a percentage of their annual incentive payment in the form of DSUs. Upon termination of employment with Shell Canada or any affiliate thereof, a holder of DSUs is eligible to convert the DSUs to cash in an amount equal to the market value of the Shares when the conversion takes place.

(6)	Ms. Louise Fréchette and Mr. David Galloway joined the Board of Directors on September 28, 2006.
PRINCIPAL HOLDERS OF SECURITIES OF SHELL CANADA
      To the knowledge of the directors and senior officers of Shell Canada, after reasonable inquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Shares as at the date of this Directors’ Circular, other than Shell Investments Limited, of Calgary, Alberta, which, together with its affiliates, holds 643,308,858 Shares representing approximately 78% of the outstanding Shares, and no securities of Shell Canada are owned, directly or indirectly, or controlled by any person acting jointly or in concert with Shell Canada.

TRADING IN SECURITIES OF SHELL CANADA
      None of Shell Canada, the directors and senior officers of Shell Canada or, to the knowledge of the directors and senior officers of Shell Canada, after reasonable inquiry, any associates of the directors and senior officers of Shell Canada, any person holding more than 10% of the Shares, or any person acting jointly or in concert with Shell Canada has traded in any securities of Shell Canada during the six month period preceding the date of this Directors’ Circular except for trades set forth below and under the heading “Issuances of Securities of Shell Canada”.

			Designation and
Name	Date of Trade(1)	Nature of Trade(2)	Number of Securities	Price per Security

Raymond Royer	September 30, 2006	Acquisition under Director Share Compensation Plan	643 Shares	$30.70
Raymond Royer	December 31, 2006	Acquisition under Director Share Compensation Plan	392 Shares	$43.53
Nancy Southern	September 30, 2006	Acquisition under Director Share Compensation Plan	472 Shares	$30.70
Nancy Southern	December 31, 2006	Acquisition under Director Share Compensation Plan	379 Shares	$43.53
Tim Bancroft	August 10, 2006	Acquisition under ESPP	18.67 Shares	$40.17
Tim Bancroft	September 13, 2006	Acquisition under ESPP	21.81 Shares	$34.38
Tim Bancroft	September 21, 2006	Acquisition under ESPP	7.67 Shares	$32.25
Tim Bancroft	October 12, 2006	Acquisition under ESPP	24.41 Shares	$30.73
Tim Bancroft	November 9, 2006	Acquisition under ESPP	17.45 Shares	$42.97
Tim Bancroft	December 11, 2006	Acquisition under ESPP	17.22 Shares	$43.55
Tim Bancroft	December 28, 2006	Acquisition under ESPP	5.84 Shares	$43.72
Tim Bancroft	January 10, 2007	Acquisition under ESPP	17.53 Shares	$42.79
David Fulton	August 10, 2006	Acquisition under ESPP	18.67 Shares	$40.17
David Fulton	September 13, 2006	Acquisition under ESPP	21.81 Shares	$34.38
David Fulton	September 21, 2006	Acquisition under ESPP	1.17 Shares	$32.25
David Fulton	October 12, 2006	Acquisition under ESPP	24.41 Shares	$30.73
David Fulton	November 9, 2006	Acquisition under ESPP	17.45 Shares	$42.97
David Fulton	December 11, 2006	Acquisition under ESPP	17.22 Shares	$43.55
David Fulton	December 28, 2006	Acquisition under ESPP	1.03 Shares	$43.72
David Fulton	January 10, 2007	Acquisition under ESPP	17.53 Shares	$42.79
Ian Kilgour	August 10, 2006	Acquisition under ESPP	18.67 Shares	$40.17
Ian Kilgour	September 13, 2006	Acquisition under ESPP	21.81 Shares	$34.38
Ian Kilgour	September 21, 2006	Acquisition under ESPP	7.67 Shares	$32.25
Ian Kilgour	October 12, 2006	Acquisition under ESPP	24.41 Shares	$30.73
Ian Kilgour	November 9, 2006	Acquisition under ESPP	17.45 Shares	$42.97
Ian Kilgour	December 11, 2006	Acquisition under ESPP	17.22 Shares	$43.55
Ian Kilgour	December 28, 2006	Acquisition under ESPP	5.84 Shares	$43.72
Ian Kilgour	January 10, 2007	Acquisition under ESPP	17.53 Shares	$42.79
Rob Symonds	August 10, 2006	Acquisition under ESPP	18.67 Shares	$40.17
Rob Symonds	September 13, 2006	Acquisition under ESPP	21.81 Shares	$34.38
Rob Symonds	September 21, 2006	Acquisition under ESPP	1.35 Shares	$32.25
Rob Symonds	October 12, 2006	Acquisition under ESPP	24.41 Shares	$30.73
Rob Symonds	November 9, 2006	Acquisition under ESPP	17.45 Shares	$42.97
Rob Symonds	December 11, 2006	Acquisition under ESPP	17.22 Shares	$43.55
Rob Symonds	December 28, 2006	Acquisition under ESPP	1.16 Shares	$43.72
Rob Symonds	January 10, 2007	Acquisition under ESPP	17.53 Shares	$42.79
Donna Tarka	August 10, 2006	Acquisition under ESPP	12.45 Shares	$40.17
Donna Tarka	September 13, 2006	Acquisition under ESPP	14.54 Shares	$34.38
Donna Tarka	September 21, 2006	Acquisition under ESPP	0.78 Shares	$32.25

			Designation and
Name	Date of Trade(1)	Nature of Trade(2)	Number of Securities	Price per Security

Donna Tarka	October 12, 2006	Acquisition under ESPP	16.27 Shares	$30.73
Donna Tarka	November 9, 2006	Acquisition under ESPP	11.64 Shares	$42.97
Donna Tarka	December 11, 2006	Acquisition under ESPP	11.48 Shares	$43.55
Donna Tarka	December 28, 2006	Acquisition under ESPP	0.68 Shares	$43.72
Donna Tarka	January 10, 2007	Acquisition under ESPP	11.69 Shares	$42.79

Notes:

(1)	This information is presented as at February 5, 2007 and does not include further acquisitions under the ESPP which are expected to automatically occur in early February 2007.

(2)	Each of these acquisitions were effected through the facilities of the TSX.
ISSUANCES OF SECURITIES OF SHELL CANADA
      Except for the Options and Shares disclosed in the following table, no Shares or securities convertible into Shares have been issued to any of the directors or senior officers of Shell Canada during the two year period preceding the date of this Directors’ Circular.

			Number of
Name	Date Issued	Nature of Issue(1)	Securities Issued	Exercise Price

Tim Bancroft	February 7, 2006	Grant of Options	50,000 Options	$43.50
Graham Bojé	February 7, 2006	Grant of Options	57,000 Options	$43.50
Dave Collyer	February 7, 2006	Grant of Options	60,000 Options	$43.50
David Fulton	February 7, 2006	Grant of Options	57,000 Options	$43.50
Matt Haney	February 7, 2006	Grant of Options	50,000 Options	$43.50
Ian Kilgour	February 7, 2006	Grant of Options	150,000 Options	$43.50
Ian Kilgour	May 11, 2006	Exercise of Options	13,500 Shares	$5.94
Clive Mather	February 7, 2006	Grant of Options	330,000 Options	$43.50
Brian Straub	February 7, 2006	Grant of Options	150,000 Options	$43.50
Rob Symonds	February 7, 2006	Grant of Options	57,000 Options	$43.50
Donna Tarka	February 7, 2006	Grant of Options	25,000 Options	$43.50
Cathy Williams	November 4, 2005	Exercise of Options	18,300 Shares	$35.30
Cathy Williams	February 7, 2006	Grant of Options	150,000 Options	$43.50

Note:

(1)	Each of these grants and exercises of Options were private transactions completed in Canada.
ARRANGEMENTS BETWEEN SHELL CANADA AND DIRECTORS AND
SENIOR OFFICERS OF SHELL CANADA
      Except as described herein, or in Part IV, “The Corporation’s Executive Compensation Program” in Shell Canada’s Management Proxy Circular dated March 10, 2006, which was delivered to Shell Canada shareholders in connection with Shell Canada’s 2006 Annual and Special Meeting of Shareholders and which has been filed with the Canadian securities regulatory authorities and is available under Shell Canada’s profile on SEDAR at www.sedar.com, which Part IV is incorporated herein by reference, except to the extent the disclosure herein supersedes certain information contained therein, there are no material arrangements, agreements or understandings between Shell Canada or its subsidiaries and any of the directors or senior officers, nor are there any arrangements, agreements or understandings made or proposed to be made pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Shell Canada’s directors or senior officers remaining in or retiring from office if the Offer is successful.
Options
      Shell Canada has a Long Term Incentive Plan pursuant to which the Management Resources and Compensation Committee of the Board of Directors awards Options with attached tandem SARs to selected officers and employees. The LTIP is intended to align the interests of employees with shareholders and to act as an attraction and retention incentive. Shell Canada believes that the LTIP encourages achievement of long-term goals of Shell Canada and therefore complements and acts as a balance to the annual incentive pay program of Shell Canada. See “Ownership of Securities by Directors and Senior Officers of Shell Canada” above.
      The Offer is made only for Shares and is not made for any outstanding, unexercised Options or other rights to acquire Shares. As set out in a separate Option Exchange Letter from Shell Canada Options Corporation (“SCOC”), Shell Canada and RDS dated February 8, 2007, SCOC has offered Option holders the opportunity, subject to obtaining all necessary regulatory and other approvals and the Offeror taking up and paying for Shares deposited under the Offer in a number satisfying the Minimum Condition, to exchange their unexercised Options for RDS Replacement Options entitling holders thereof to acquire from SCOC previously issued and outstanding Class A ordinary shares of RDS.
Indemnity Agreements
      The directors and officers of Shell Canada have indemnity agreements with Shell Canada pursuant to which, in accordance with the provisions of the by-laws of Shell Canada and the CBCA, such directors and officers will be indemnified by Shell Canada, to the fullest extent permitted by the CBCA, in respect of all costs and liabilities which each of them may incur as a result of his or her having acted as a director and/or officer of Shell Canada.
Directors’ and Officers’ Insurance
      The Offeror has agreed that for the period from the Expiry Time (as defined in the RDS Circular) until six years after the Expiry Time, the Offeror will cause Shell Canada or any successor thereof to maintain Shell Canada’s current directors’ and officers’ insurance policy or a policy reasonably equivalent, subject in either case to terms and conditions no less advantageous to the directors and officers of Shell Canada than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of the Corporation and its subsidiaries, covering claims made prior to or within six years after the Expiry Time.
Employment Arrangements
      Pursuant to Mr. Clive Mather’s employment arrangement with Shell Canada, in the event he is terminated as President and Chief Executive Officer of Shell Canada for any reason other than gross misconduct prior to July 31, 2008, Mr. Mather will become entitled to a lump sum payment equal to (i) his annual gross salary, if he is terminated prior to July 31, 2007; or (ii) his annual gross salary reduced by 1/12th for each month worked after July 31, 2007 until his termination occurs. Mr. Mather also has an entitlement to receive a pension from the Shell Contributory Pensions Trust, sponsored by RDS or an affiliate thereof in the United Kingdom, and his spouse currently receives a pension from the Shell Contributory Pensions Trust.
      Ms. Cathy Williams, Chief Financial Officer, Messrs Ian Kilgour and Brian Straub, each a Senior Vice President, and Messrs Tim Bancroft, Graham Bojé, David Fulton and Rob Symonds, each a Vice President, are members of the Senior Staff Retirement Plan. It has been Shell Canada’s practice to retire senior management at age 60 and, to recognize this earlier than normal retirement age, Shell Canada has provided a Senior Staff Retirement Plan which allows a senior executive who retires at age 60 to elect to receive either (i) a lump-sum payment equal to terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by two; or (ii) a supplementary pension equivalent to the straight-life annuity that can be provided by terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by 1.5 which provides benefits consistent with Shell Canada’s retirement and savings program. The Senior Staff Retirement Plan is now closed to new participants.

ARRANGEMENTS BETWEEN RDS OR THE OFFEROR
AND DIRECTORS AND SENIOR OFFICERS OF SHELL CANADA
      Except as described in this Directors’ Circular, there are no arrangements or agreements made or proposed to be made, nor any understandings between, the Offeror and RDS and any of their respective directors, senior officers or affiliates, on the one hand, and Shell Canada and any of its directors, senior officers or affiliates, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Shell Canada’s directors or senior officers remaining in or retiring from office if the Offer is successful. Other than as set forth below, no directors or senior officers of Shell Canada are also directors or senior officers of the Offeror or RDS or any of their affiliates (other than Shell Canada and its subsidiaries).

Position with RDS, the Offeror or any
Name	Affiliate of RDS or the Offeror	Entity Position is held with

Matthew B. Haney	Vice President, Treasurer and a Director	Shell Hydrogen Investments Canada Inc.
Clive Mather	Director	Shell Chemicals Canada Ltd.
Marvin E. Odum	Executive Vice President — Americas, Shell Exploration and Production	Shell Oil Company
Rob J. Routs	Executive Director	RDS
Cathy L. Williams	President and a Director	Shell Hydrogen Investments Canada Inc.
      In addition, Mr. David Aldous, Senior Vice President, Oil Products of Shell Canada, and Messrs David Brinley, Ramzi Fawaz and Thomas Zengerly, each a Vice President of Shell Canada, are employed by affiliates of RDS and are currently on secondment to Shell Canada under customary terms and conditions of employment.
INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF SHELL CANADA
IN MATERIAL CONTRACTS OF RDS OR THE OFFEROR
      Except for the Support Agreement, the Option Proposal and as otherwise disclosed in this Directors’ Circular, none of the directors or senior officers of Shell Canada or, to the knowledge of the directors or senior officers of Shell Canada, after reasonable inquiry, their respective associates or any person holding more than 10% of the Shares (other than RDS) has any interest in any material contract to which RDS or the Offeror is a party.
OWNERSHIP OF SECURITIES OF RDS OR THE OFFEROR
      Other than as set forth below, none of Shell Canada or the directors or senior officers of Shell Canada or, to the knowledge of the directors and senior officers of Shell Canada, after reasonable inquiry, any associates of the directors or senior officers of Shell Canada, any person holding more than 10% of the Shares (other than RDS which indirectly owns all of the outstanding shares of the Offeror), or any person acting jointly or in concert with Shell Canada, owns or exercises control or direction over any securities of any class of RDS or the Offeror.

Securities of RDS Beneficially Owned, Directly or
Name	Position with Shell Canada	Indirectly(1)

David W. Kerr	Director	861 RDS B Shares
Clive Mather	President, Chief Executive Officer and a Director	167,599 RDS B Options
Marvin E. Odum	Director	174,641 RDS.A ADR Shares
Rob J. Routs	Director	1,023 RDS A Shares
514,932 RDS A Options
241,654 RDS Performance Shares
David C. Aldous	Senior Vice President, Oil Products	91 RDS A Shares 39,300 RDS.A ADR Options 15,250 RDS.A ADR Performance Shares
Graham Bojé	Vice President, Manufacturing and Supply	965 RDS B Options

Securities of RDS Beneficially Owned, Directly or
Name	Position with Shell Canada	Indirectly(1)

David R. Brinley	Vice President, General Counsel and Secretary	91 RDS A Shares 8,250 RDS.A ADR Options
3,225 RDS.A ADR Unvested Share Plan Awards
3,851 Units of RDS Stock Fund
Ramzi Fawaz	Vice President, Projects, Oil Sands	376 RDS A Shares
6,050 RDS A Deferred Share Units
30,400 RDS A Options
R. David Fulton	Vice President, Human Resources	11,600 RDS A Options
Matt Haney	Treasurer	24,200 RDS A Options
Brian Straub	Senior Vice President, Oil Sands	90,400 RDS A Options
Rob W.P. Symonds	Vice President, Foothills	3,120 RDS A Shares
Cathy Williams	Chief Financial Officer	26,000 RDS A Options
Thomas Zengerly	Vice President, Oil Sands Operations	58,700 RDS A Options

Note:

(1)	The information as to securities of RDS beneficially owned, directly or indirectly, or over which control is exercised, not being within the knowledge of Shell Canada, has been furnished by the respective directors and senior officers.
OTHER TRANSACTIONS
      There is no transaction, resolution of the Board of Directors, agreement in principle or signed contract of Shell Canada, other than as described or referred to in this Directors’ Circular, which has occurred in response to the Offer. Other than as described or referred to in this Directors’ Circular, no negotiations are underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Shell Canada or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Shell Canada or a subsidiary; (iii) an issuer bid or other acquisition of securities by or of Shell Canada; or (iv) any material change in the capitalization or dividend policy of Shell Canada.
MATERIAL CHANGES
      Except as publicly disclosed or as otherwise described in this Directors’ Circular, the directors and senior officers of Shell Canada are not aware of any other information that indicates any material change in the affairs of Shell Canada since December 31, 2006, the date of the last published unaudited interim financial statements of Shell Canada.
RECENT ANNOUNCEMENTS BY SHELL CANADA
      On January 24, 2007, Shell Canada announced the following:

•	a quarterly dividend of eleven cents ($0.11) per common share. The dividend is an eligible dividend for Canadian income tax purposes and will be payable March 15, 2007, to all shareholders of record on February 15, 2007;

•	an update to its long term oil sands growth plans to potentially increase minable bitumen production to approximately 770,000 barrels a day, while potentially increasing upgrading capacity to approximately 700,000 barrels a day, with confirmation of its filing of certain regulatory disclosures to advance such plans. The actual timing for Shell Canada’s projects will depend on market conditions, key economic indicators, the ability to meet Shell Canada’s sustainable development criteria and the outcome of the regulatory process;

•	unaudited annual earnings of $1,738 million or $2.11 per common share for the year ended December 31, 2006 compared with $2,001 million or $2.43 per common share in 2005. The decrease was largely due to the first major scheduled turnaround of the Athabasca Oil Sands Project which impacted production, expenses and earnings, together with lower natural gas prices. Unaudited cash flow from operations was $2,614 million in 2006, down $422 million from 2005, due to the same factors that impacted full year earnings. Unaudited capital and predevelopment expenditures amounted to $2,426 million in 2006, excluding the acquisition of

BlackRock Ventures Inc., compared with $1,715 million in 2005. The difference was due to increased investment in growth activities in unconventional oil and gas; and

•	unaudited fourth-quarter earnings of $223 million compared with $611 million for the same period in 2005. The decrease was mainly due to lower commodity prices and a charge for the LTIP.

      The full text of the foregoing announcements may be found in press releases, dated January 24, 2007, filed by Shell Canada with Canadian securities regulatory authorities and available under Shell Canada’s profile on SEDAR at www.sedar.com.
SHARE CAPITAL
      Shell Canada is authorized to issue an unlimited number of common shares, an unlimited number of 4% cumulative redeemable preference shares and an unlimited number of preferred shares. As at January 31, 2007, 825,662,514 Shares were outstanding, no preference or preferred shares were outstanding and 21,407,238 Shares were reserved for the purpose of satisfying the exercise of outstanding Options.
OTHER INFORMATION
      The directors and senior officers of Shell Canada are not aware of any other information not disclosed in this Directors’ Circular that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.
STATUTORY RIGHTS OF ACTION
      Securities legislation in certain of the provinces and territories of Canada provides securityholders of Shell Canada with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
DIRECTORS’ APPROVAL
      The contents of this Directors’ Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.
DATED: February 8, 2007
To: The Board of Directors of Shell Canada Limited
      Reference is made to our valuation dated January 22, 2007 (the “Valuation”) of the common shares (“Shares”) of Shell Canada Limited (“Shell Canada”) and our opinion letter dated January 22, 2007 (the “Fairness Opinion”) concerning the fairness, from a financial point of view, to holders of Shares (other than Shell Investments Limited and its affiliates) of the consideration offered to them under the offer by Shell Investments Limited dated February 8, 2007 to acquire the Shares.
      We hereby consent to the references to the Valuation and the Fairness Opinion under the captions “Background to the Offer”, “Recommendation of the Special Committee and the Board of Directors” and “Valuation and Fairness Opinion” and to the inclusion of each of the Valuation and the Fairness Opinion in the Directors’ Circular of Shell Canada dated February 8, 2007. In providing such consent, we do not intend that any person other than the Board of Directors of Shell Canada and the Special Committee thereof rely upon the Valuation or the Fairness Opinion.
(signed) CIBC World Markets Inc.

CERTIFICATE
DATED: February 8, 2007
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Furthermore, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Québec).
On behalf of the Board of Directors

(signed) Derek H. Burney Director	(signed) Ronald W. Osborne Director

SCHEDULE A
VALUATION OF CIBC WORLD MARKETS INC.
January 22, 2007
The Special Committee of the Board of Directors
Shell Canada Limited
400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4

Attention:	Mr. Derek Burney, O.C. Chairman of the Special Committee
Dear Sirs:
      CIBC World Markets Inc. (“CIBC World Markets”) understands that Shell Investments Limited (the “Offeror”), an indirect wholly-owned subsidiary of Royal Dutch Shell plc (“RDS”), is proposing to make an offer, by way of a take-over bid, to purchase all of the common shares (the “Common Shares”) of Shell Canada Limited (“Shell Canada” or the “Company”) not already owned by the Offeror and its affiliates (the “Offer”).
      CIBC World Markets also understands that the Offeror and its affiliates own approximately 78% of the outstanding Common Shares and that the Offer would constitute an “insider bid” for purposes of Rule 61-501 of the Ontario Securities Commission (“Rule 61-501”) and Regulation Q-27 of the Quebec Autorité des marchés financiers (together with Rule 61-501, the “Rules”). In addition, CIBC World Markets understands that the board of directors of the Company (the “Board”) has appointed a committee (the “Special Committee”) comprised of members of the Board who are independent of RDS, the Offeror and Shell Canada’s management to consider the Offer and to make recommendations to the Board with respect to the Offer.
      All dollar amounts herein are expressed in Canadian dollars, unless stated otherwise.
Engagement of CIBC World Markets
      CIBC World Markets was first contacted by Shell Canada on October 21, 2006 concerning RDS’ potential interest in making an offer to acquire the Common Shares not owned, directly or indirectly, by RDS. By letter agreement dated October 28, 2006 (the “Engagement Agreement”), Shell Canada retained CIBC World Markets to provide advice and assistance to the Special Committee in evaluating the transaction proposed by RDS, including the preparation and delivery to the Special Committee of a formal valuation of the Common Shares (the “Valuation”) in accordance with the requirements of the Rules and under the supervision of the Special Committee. In addition, the Special Committee has requested CIBC World Markets to provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be offered to the holders of the Common Shares, other than the Offeror and its affiliates, pursuant to the Offer. On January 22, 2007, at the request of the Special Committee, CIBC World Markets orally delivered the substance of the Valuation and the Opinion.
      The Engagement Agreement provides for a payment to CIBC World Markets of an engagement and work fee, a fee upon our completion of certain preliminary financial analyses, a fee upon our delivery of the Valuation and a fee upon our delivery of the Opinion. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Valuation or Opinion or the completion of the Offer. In addition, the Company has agreed to reimburse CIBC World Markets for its reasonable expenses and to indemnify CIBC World Markets in respect of certain liabilities that might arise out of its engagement. The fees payable to CIBC World Markets pursuant to the Engagement Agreement are not financially material to CIBC World Markets. No understandings or agreements exist between CIBC World Markets, RDS or the Offeror with respect to future financial advisory or investment banking business.

Credentials of CIBC World Markets
      CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Relationships with Interested Parties
      None of CIBC World Markets or its affiliates:

a)	is an “issuer insider”, “associated entity” or “affiliated entity” of RDS or the Offeror as such terms are used in Rule 61-501;

b)	is a financial advisor to RDS or the Offeror in connection with the Offer;

c)	is a manager or co-manager of a soliciting dealer group formed to solicit acceptances of the Offer or will it, as a member of such group, perform services beyond the customary soliciting dealers’ functions nor will it receive more than the per share or per shareholder fee payable to other members of the group; or

d)	has a financial incentive with respect to the conclusions reached in the Valuation or the Opinion nor has a material financial interest in the completion of the Offer.
      Prior to entering into the Engagement Agreement, CIBC World Markets has provided various financial advisory services to Shell Canada in connection with transactions unrelated to the Offer. The fees paid to CIBC World Markets by Shell Canada and its affiliates were not financially material to CIBC World Markets. CIBC World Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of Shell Canada, RDS or their affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such entities. CIBC World Markets is an indirect subsidiary of the Canadian Imperial Bank of Commerce (“CIBC”) and CIBC or its affiliated entities have made or may in the future make loans or provide other financial services in the normal course to Shell Canada, RDS or their affiliates.
Scope of Review
      In connection with preparing the Valuation, we have reviewed or relied upon, among other things, the following:

i)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of Shell Canada for the fiscal years ended December 31, 2003, 2004 and 2005;

ii)	the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of Shell Canada for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

iii)	a draft dated January 22, 2007 of a Shell Canada press release containing Shell Canada’s financial and operating results for the fiscal year ended December 31, 2006;

iv)	Shell Canada’s annual information form dated March 10, 2006;

v)	the management information circular of Shell Canada dated March 23, 2006 relating to the annual meeting of shareholders held on April 28, 2006;

vi)	material change reports filed by Shell Canada with Canadian securities regulatory authorities since December 31, 2005;

vii)	a Shell Canada public disclosure document entitled “Shell Canada Oil Sands Expansion: Jackpine Mine Expansion & Pierre River Mine” dated January 2007;

viii)	the annual report, including the comparative audited financial statements and management’s discussion and analysis, of BlackRock Ventures Inc. (“BlackRock”) for the fiscal year ended December 31, 2005;

ix)	BlackRock’s annual information form dated March 21, 2006;

x)	certain internal financial, operational, business, tax and other information concerning Shell Canada that was prepared or provided by the management of Shell Canada, including internal operating and financial budgets and projections, and the 2006 and 2007 business plans as approved by the Board;

xi)	estimated reserve volumes as at December 31, 2005 for Shell Canada as prepared by the Company’s internal qualified reserves evaluators and as approved by the Company’s management;

xii)	estimated reserve volumes as at March 31, 2006 and December 31, 2005 for BlackRock as prepared by Sproule Associates Limited (“Sproule”), independent reservoir engineers;

xiii)	estimated undeveloped and developed land acreage as at October 10, 2006 for Shell Canada as prepared by the Company’s management;

xiv)	discussions with Ryder Scott Company, L.P., independent reservoir engineers, with respect to its audit of the methodology utilized by Shell Canada for the internal evaluation of its conventional oil and gas reserves;

xv)	discussions with Sproule, with respect to its audit of the methodology utilized by Shell Canada for the internal evaluation of its oil sands reserves;

xvi)	discussions with and analyses produced by Muse, Stancil & Co. (“Muse Stancil”), a global consulting firm specializing in the energy industry, with respect to the petroleum refining and marketing sector;

xvii)	selected trading statistics and relevant financial information of Shell Canada and other public entities;

xviii)	selected relevant precedent transactions and comparable company trading multiples and analysis;

xix)	selected relevant reports published by equity research analysts and industry sources regarding Shell Canada and other publicly traded entities;

xx)	a draft dated January 22, 2007 of the Support Agreement, which outlines the terms of agreement between the Offeror and Shell Canada with respect to the Offer;

xxi)	certificates addressed to us, dated as of the date hereof, from two senior officers of Shell Canada as to the completeness and accuracy of the information provided to us by Shell Canada; and

xxii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
      In addition, we have participated in discussions with members of the senior management of Shell Canada regarding Shell Canada’s past and current business operations, reserves, other assets, financial condition and prospects. We have also participated in discussions with RDS, Morgan Stanley & Co. Limited and Scotia Waterous Inc., financial advisors to RDS, regarding the Offer, the Valuation and related matters. In addition, we have participated in discussions with Ogilvy Renault LLP, legal counsel to the Special Committee, regarding the Offer and related matters. To the best of its knowledge, CIBC World Markets has not been denied access by Shell Canada to any information it has requested.
Prior Valuations
      Shell Canada has represented to CIBC World Markets that no prior valuation (as defined in Rule 61-501) has been prepared in the past 24 months.
Assumptions and Limitations
      Our Valuation is subject to the assumptions and limitations below.
      With the Special Committee’s permission and subject to the exercise of our professional judgement, we have relied upon and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Valuation is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Shell Canada in connection with preparing this Valuation and, with the Special Committee’s permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon.

      With respect to operating and financial forecasts and budgets provided to us concerning Shell Canada and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgement) that they have been prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business plans, financial condition and prospects.
      The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof that, among other things, the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning Shell Canada referred to above under the heading “Scope of Review” (collectively, the “Shell Canada Information”), are complete and correct at the date the Shell Canada Information was provided to us and that, since the date of the Shell Canada Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its subsidiaries and no material change has occurred in the Shell Canada Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation.
      Except as expressly noted under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Shell Canada or its subsidiaries. We have not attempted to verify independently any of the information concerning the Company or any of its subsidiaries. CIBC World Markets was not authorized to solicit, and did not solicit, interest from any other potential party with respect to the acquisition of the Common Shares, or any business combinations or other extraordinary transactions involving Shell Canada.
      We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Offer.
      Our Valuation is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Shell Canada Information and as they were represented to us in our discussions with management of the Company and its advisors. In our analyses and in connection with the preparation of our Valuation, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.
      With the Special Committee’s permission and in accordance with its determination that the perceived detriment to the Company of the disclosure of certain sensitive information outweighs the potential benefit of the disclosure of such information to the readers of the Valuation, certain detailed information concerning the Company has been aggregated and certain portions of our analysis have been presented in summary form for purposes of disclosure in this Valuation.
      This Valuation has been provided to the Special Committee for its exclusive use in considering the Offer and may not be relied upon by any person, other than the Special Committee and the Board, or used for any other purpose or published without the prior written consent of CIBC World Markets. Our Valuation is not to be construed as a recommendation to any holder of the Common Shares to accept or reject the Offer.
      The Valuation is given as of the date hereof (the “Valuation Date”) and, although we reserve the right to change or withdraw the Valuation if we learn that any of the information that we relied upon in preparing the Valuation was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Valuation, to advise any person of any change that may come to our attention or to update the Valuation after today.
      CIBC World Markets believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation. The preparation of a valuation is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis.
Overview of Shell Canada
      The following description is derived from the Shell Canada Information.
      Shell Canada is a Canadian integrated petroleum company with operations in three business segments: Oil Sands, Exploration and Production and Oil Products. Shell Canada’s origins date back to 1911 when RDS’ predecessors first established operations in Canada. Shell Canada’s shares were first offered to public investors in 1962.

Oil Sands
      Shell Canada holds a 60 percent interest in the Athabasca Oil Sands Project (the “AOSP”). The AOSP is a joint venture partnership among Shell Canada (60 percent), Chevron Canada Limited (20 percent) and Western Oil Sands L.P. (20 percent). The AOSP’s fully integrated operations include the Muskeg River Mine and extraction plant located north of Fort McMurray in northern Alberta and the Scotford Upgrader located adjacent to Shell Canada’s Scotford Refinery near Edmonton, Alberta. As the majority owner, Shell Canada is the overall project administrator as well as operator of the Scotford Upgrader. Albian Sands Energy Inc., a company created by the AOSP joint venture, operates the Muskeg River Mine. The Corridor Pipeline System (“Corridor”), which is owned by a third party, transports diluted bitumen from the Muskeg River Mine to the Scotford Upgrader, and connects the Scotford Upgrader with pipeline and marketing terminals in the Edmonton area. Corridor also provides oil storage facilities required for the AOSP.
      The AOSP was officially opened and began fully integrated operations at the Muskeg River Mine and Scotford Upgrader in June 2003. In the fourth quarter of 2006, Shell Canada’s share of bitumen production from the AOSP averaged 106,600 barrels per day (“bbl/d”).
      During the fourth quarter of 2006, Shell Canada received Alberta Energy and Utilities Board approval for the Muskeg River Mine Expansion, a 100,000 bbl/d expansion of the oil sands mining and upgrading facilities (“AOSP Expansion 1”). After AOSP Expansion 1, Shell Canada’s partners to the joint venture will no longer have a right to participate in Shell Canada’s upgrading expansion projects. Beyond AOSP Expansion 1, Shell Canada plans additional oil sands expansions that the Company estimates could potentially increase its minable bitumen production to approximately 770,000 bbl/d, which includes the Muskeg River Mine at 270,000 bbl/d and the Jackpine Mine at 200,000 bbl/d, both of which have received regulatory approval. In addition to existing regulatory approvals and expansion plans, Shell Canada’s growth strategy also includes added mining areas to support expansion of production, including Pierre River Mine, on the west side of the Athabasca River, which will expand the production base by 200,000 bbl/d, as well as further expansion of the Jackpine Mine to 300,000 bbl/d. Shell Canada’s current assessment of bitumen in place to support the proposed expansion of the AOSP is approximately 6 billion barrels, which brings the Company’s total assessment of bitumen in place for its approved and proposed minable development of the AOSP to approximately 10 billion barrels. According to the Company, the timing of these developments is dependent upon market conditions, key economic indicators, the ability to meet Shell Canada’s sustainable development criteria and the outcome of the regulatory process.
      The Oil Sands business unit is also responsible for Shell Canada’s Peace River in situ bitumen business. The Shell Canada Peace River Complex is located in northern Alberta, about 40 kilometres northeast of Peace River. Enhanced oil recovery techniques involving steam-generated heat and pressure are used to recover bitumen.
      In July 2006, Shell Canada added to its in situ oil sands assets through its $2.4 billion acquisition of BlackRock. BlackRock’s operations range from conventional heavy oil production in Alberta to steam assisted gravity drainage activities in the Alberta oil sands.
      Shell Canada’s Peace River in situ oil sands assets and the BlackRock in situ oil sands assets will be referred to herein as the “Other Oil Sands” assets. Total average in situ production from the Other Oil Sands in the fourth quarter of 2006 averaged 20,400 bbl/d.
      Shell Canada is also investigating the application of in situ Upgraded Production (“IUP”) technology. IUP technology involves heating the heavy oil bitumen within the ground, upgrading the oil to a higher quality and allowing it to flow to the surface.
Exploration and Production
      Shell Canada has been engaged in the exploration for and production of crude oil and natural gas in Canada since 1939. Shell Canada sold its conventional crude oil producing interests in 1999. Through its Exploration and Production business unit, Shell Canada explores for, produces and markets natural gas, natural gas liquids (ethane, propane, butane, and condensate) and sulphur from the Foothills region of southern Alberta and northeastern British Columbia. The Company also has a 31.3 percent share of the Sable Offshore Energy Project, which produces natural gas and natural gas liquids from reservoirs located offshore the coast of Nova Scotia. This business unit also has an unconventional gas segment focused on basin-centred gas production in the Chinook region of Alberta and British Columbia and coal bed methane in southeastern and northwestern British Columbia and the Foothills region of

Alberta. The Exploration and Production business unit has secured land positions in a number of frontier regions, including the following: the Orphan Basin (offshore Newfoundland and Labrador); the Mackenzie Delta; the Beaufort Sea; and off the west coast of British Columbia.
      Shell Canada operates and has substantial interests in natural gas plants in Alberta and has substantial interests in natural gas plants in Nova Scotia, which process approximately 80 percent of its current sales volume. The remaining sales volumes are processed in other natural gas processing plants in Alberta, in which Shell Canada has varying interests or to which it has access under processing agreements.
      As of December 31, 2005, the Exploration and Production business unit had natural gas and natural gas liquids net reserves (after royalties) that, in aggregate, totalled 251.5 million barrels of oil equivalent (“mmboe”) and 14 million long tons of net reserves of sulphur.
      The Oil Sands and Exploration and Production business units are managed and operated by Shell Canada Energy, a partnership wholly owned by the Company.
Oil Products
      Shell Canada’s Oil Products business unit is responsible for the Company’s petroleum refining business which manufactures, distributes and markets refined petroleum products. Refined petroleum products, as well as specialty items for the automotive, commercial, farm and home markets, are marketed across Canada, principally under Shell trademarks. Shell Canada is also a major supplier of aviation fuels and lubricants to international and domestic airlines, and of marine fuels and lubricants to ships in Canadian ports. The Oil Products business unit also procures crude oil and feedstocks for Shell Canada’s refineries in Montreal, Quebec; Sarnia, Ontario; and Fort Saskatchewan, Alberta. The refineries convert crude oil into gasoline, diesel, aviation fuels, solvents, lubricants, asphalt and heavy fuel oils. Shell Canada owns three refineries that had 2005 aggregate intake capacity of approximately 324,000 bbl/d. At year end 2005, the Company had a Canada-wide network of 1,681 retail sites, many of which include convenience food stores and car wash facilities. Shell Canada directly operates 760 of these sites. The Oil Products business unit is managed and operated through Shell Canada Products, a partnership wholly owned by the Company.
Trading Range and Volume of Shares
      The Common Shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “SHC”. The following table sets forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading of the Common Shares:

	TSX

	Closing Prices

Period	High	Low	Volume

2006
January	$46.90	$40.18	10,156,120
February	$44.85	$38.15	10,353,465
March	$41.72	$37.92	7,490,277
April	$45.84	$41.65	7,609,638
May	$42.21	$38.08	9,860,305
June	$41.50	$38.18	6,841,513
July	$42.50	$38.63	8,301,097
August	$40.47	$35.80	10,004,389
September	$36.64	$30.40	11,956,141
October 1 to October 20	$32.80	$29.14	7,906,274
October 23 to October 31	$42.91	$42.55	41,313,034
November	$43.35	$42.68	25,636,822
December	$43.85	$43.13	10,722,307
2007
January 1 – 19	$44.92	$42.40	26,701,245

Source: Bloomberg Financial Markets.

     On October 20, 2006, the trading day immediately prior to RDS’ initial announcement that it may pursue an acquisition of the publicly held Common Shares, the closing price of the Common Shares on the TSX was $32.80.
Historical Results of Operations
      Set out in the tables below are summaries of Shell Canada’s operating and financial results for the last five completed fiscal years.
Production Data (Net of Royalties)

	Year Ended December 31,

	2002	2003	2004	2005	2006

				(restated)
Natural Gas (mmcf/d)	474	467	449	413	425
Natural Gas Liquids (mbbl/d)	35.0	34.4	31.7	30.4	26.0
Bitumen (mbbl/d)	8.7	54.9	88.4	103.7	93.7
Crude oil processed by Shell Canada refineries (m3 /d)	41,400	42,900	45,100	44,900	44,600

Note: mmcf/d = millions of cubic feet per day; mbbl/d = thousands of barrels per day; m3/d = cubic metres per day.
Income and Cash Flow Data

	Year Ended December 31,

	2002	2003	2004	2005	2006

				(restated)
	($ millions, except per share amounts)
Net Earnings	$561	$810	$1,286	$2,001	$1,738
Cash Flow from Operations	$1,227	$1,701	$2,129	$3,036	$2,614
Capital Expenditures	$2,289	$713	$951	$1,715	$2,426	[1]
Earnings per Share (fully diluted)	$2.02	$0.97	$1.55	$2.40	$2.09

1	Excludes acquisition of BlackRock.
Balance Sheet Data

	Year Ended December 31,

	2002	2003	2004	2005	2006

				(restated)
	($ millions)
Working Capital[1]	$(1,325)	$(1,091)	$(188)	$933	$(1,714)
Total Assets	$9,355	$9,613	$10,906	$13,666	$17,556
Long-term Debt (excl. Current Portion)	$523	$2	$1	$200	$197
Total Liabilities	$4,278	$4,075	$4,377	$5,467	$7,976
Shareholders’ Equity	$5,077	$5,538	$6,529	$8,199	$9,580

1	Working capital = current assets - current liabilities.
Reserves
      As of December 31, 2005, Shell Canada had total net proved reserves of 1,185 billion cubic feet (“bcf ”) of natural gas, 54 million barrels (“mmbbls”) of natural gas liquids, 774 mmbbls of bitumen and 14 million long tons of sulphur.
      As of December 31, 2005, BlackRock had total net proved heavy oil reserves of 111 mmbbls and total net proved natural gas reserves of 2.4 bcf.

      Management has advised CIBC World Markets that the gross proved conventional reserves as of December 31, 2006 are approximately 12% lower than those as at December 31, 2005. Management has also advised that bitumen reserves have increased significantly as at December 31, 2006 compared to December 31, 2005.
Landholdings
      As of December 31, 2005, Shell Canada had 19.1 million net acres of undeveloped land (1.9 million acres onshore within the provinces and 17.2 million acres off the east and west coasts of Canada and in northern Canada).
      As of December 31, 2005, BlackRock had 267,554 net acres of undeveloped land.
General Approach to Value Analysis
      CIBC World Markets approached the value analysis of Shell Canada in accordance with the Rules, which, in the case of an insider bid such as the Offer, require the valuator to make a determination as to the fair market value of the Common Shares. Rule 61-501 defines “fair market value” as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act, but without making any downward adjustment to reflect the liquidity of the securities, the effect of the transaction on the securities or the fact that the securities do not form part of a controlling interest.
      Consequently, this Valuation provides a conclusion on a per Common Share basis with respect to Shell Canada’s “en bloc” value, being the price at which all of the Common Shares could be sold to one or more buyers at the same time.
Our Approach and Valuation Methodologies
      CIBC World Markets approached the valuation of the Common Shares by applying two principal methodologies:

i)	a discounted cash flow (“DCF”) approach; and

ii)	a “sum of the parts” net asset value (“NAV”) approach.
      In addition, CIBC World Markets reviewed historical trading data for Shell Canada, bid premia from precedent transactions and research analyst target prices.
Application of Valuation Methodologies
Discounted Cash Flow Approach
      CIBC World Markets prepared a comprehensive DCF analysis of Shell Canada to assist in determining the fair market value of the Common Shares. CIBC World Markets believes the DCF approach is the most appropriate methodology for estimating the “en bloc” value of Shell Canada and has benchmarked the results against other valuation methodologies. We further believe that the DCF approach is the most broadly used valuation methodology in the oil and gas industry. The DCF approach reflects the growth prospects and risks inherent in Shell Canada’s operations by taking into account the future free cash flow generating capability of its assets.
      CIBC World Markets’ DCF approach involved determining a present value of the projected unlevered after-tax free cash flows of the assets contained within the Oil Sands (which includes both the AOSP and the Other Oil Sands assets) and Exploration and Production business units over a horizon equal to the remaining life of each asset utilizing a prescribed discount rate. For the Company’s Oil Products business unit, the DCF analysis included the projected unlevered after-tax free cash flows for future years until 2040. A terminal value was included in year 2041 to represent the remaining value of these assets. These cash flows and terminal value were also discounted to present values utilizing a prescribed discount rate.
      As a basis for the development of the projected cash flows, Shell Canada management prepared three unaudited projected operational cases: a downside case (the “Proven Case”), a base case (the “Expected Case”) and an upside case (the “Upside Case”). The information supplied consisted of production and throughput volumes, fixed and variable costs, taxes, royalties, maintenance capital and anticipated capital expenditures, among other operational and financial information. The projections were supplied with sufficient information to allow for the determination of sensitivities with respect to input variables, including costs, commodity prices and foreign exchange rates. The three cases represent distinct development scenarios that range from a lower risk Proven Case that approximates proved reserves for conventional production (and the approximate equivalent for bitumen reserves which are not recognized by the U.S. Securities and Exchange Commission (“SEC”)) to a higher risk Upside Case that represents the recovery of substantially greater resources. We applied our professional judgement to the results of the three cases and weighted the cases to incorporate the downside, base and upside projections.
      The DCF approach requires that numerous assumptions be made regarding, among other things, production and throughput volumes, operating, capital and abandonment costs, and terminal values. The weakness of the DCF approach is the high element of subjectivity required to generate financial projections over a long period of time, although this drawback is partially offset by testing the outcomes under various assumptions and scenarios.
Assumptions
      CIBC World Markets DCF analysis is predicated on a number of important operating assumptions including the extent of hydrocarbon reserves and resources, production profiles, and capital cost estimates for development. Shell Canada estimated such inputs based on its business plan, its operating experience and its past history with respect to these variables. CIBC World Markets reviewed these inputs and discussed them with Shell Canada management. We also benchmarked key variables against selected industry comparables. As a result of this review and comparison, certain adjustments were reflected with regard to these inputs. In addition, CIBC World Markets made a number of economic assumptions in the DCF analysis.

i)	Forecast Scenarios

The three cases assume different resource recovery and development scenarios for the assets and represent a spectrum of hydrocarbon volumes to be recovered. The three cases are characterized as follows:

•	Proven Case: This case represents the most conservative scenario and is based principally on the development of proven reserves already identified. The estimated reserves to be recovered are consistent with volumes estimated using the SEC proven definition with respect to conventional reserves. Volumes for bitumen were included on the basis of operations from AOSP’s base mine and AOSP Expansion 1.

•	Expected Case: This case represents the most likely development scenario and is based on Shell Canada’s Business Plan as approved by its Board. It represents increased recovery of conventional and in situ production volumes and the additional AOSP Expansions 1 through 5 of the mining operations. This case is consistent with that which has been disclosed to the investment community.

•	Upside Case: This case includes the risked development of several potential projects, such as AOSP expansion 6 to the mining operation, the development of Klappan coal bed methane, the development of certain frontier basins, and the application of prospective technologies, such as the in situ upgrading technology.

The three cases represent a continuum of potential volumes of hydrocarbon recoveries that range from lower recovery risk to higher recovery risk. The evaluation of possible resource recovery is a key determinant in establishing the potential value of Shell Canada.

ii)	Commodity Prices

CIBC World Markets reviewed various commodity price information, including forward strip pricing as of January 19, 2007 and the current commodity price forecasts used by McDaniel & Associates Consultants Ltd., Sproule, Paddock Lindstrom & Associates Ltd., GLJ Petroleum Consultants Ltd., AJM Petroleum Consultants and DeGolyer and MacNaughton Canada Limited (collectively, the “Independent Engineers”). Based upon our experience with respect to precedent transactions, industry participant practice and our review of this information, we determined that an appropriate forecast could be represented by the average of (i) the forward strip; and (ii) the average of the Independent Engineers’ price forecasts for the period from 2007 to 2011. After 2011, our forecast assumes an annual price increase of 2%.

The following table sets out the commodity price forecast (in nominal terms) used in our DCF analysis.

	Oil Price	Natural Gas Price	Natural Gas Price
	(West Texas Intermediate)	(AECO)	(Henry Hub)

	(US$ per barrel)	(C$ per gigajoule)	(US$ per mmbtu)
2007	$60.39	$6.91	$7.38
2008	$61.64	$7.68	$8.06
2009	$60.53	$7.62	$7.91
2010	$59.51	$7.45	$7.70
2011	$58.88	$7.37	$7.61
Thereafter	+2% per annum	+2% per annum	+2% per annum

iii)	Refined Product Pricing

CIBC World Markets used a dynamic pricing model based on inputs and forecasts provided by Muse Stancil in order to derive petroleum product pricing forecasts and refining margins for the Oil Products business unit of Shell Canada. Muse Stancil is a consulting engineering firm with extensive technical and commercial experience in the transportation, processing and marketing sectors of the petroleum, petrochemical and natural gas industries. The Muse Stancil forecasting methodology is derived from an analysis of petroleum demand versus refining capacity in the three major world refining centers: U.S. Gulf Coast, Rotterdam and Singapore. The price-setting mechanisms are based on a combination of refining fundamentals and statistical regression. Parity relationships derived from expected crude and product flows and based on tariff, freight and quality differentials are used to derive product prices in other key markets such as Chicago and New York. Based on the model, petroleum product prices at each of Shell Canada’s refineries were determined using historical price differentials in each of those locations versus key markets in the United States.

The operations of each of Shell Canada’s refineries are based on crude oil feedstocks being converted into higher value refined petroleum products through various processes including the addition of hydrogen, which results in realizing a volumetric gain. As a result, the higher value refined product prices minus the crude oil feedstock costs, adjusted for a volume increase, are the primary drivers of the margins of the Oil Products business. Under the Muse Stancil pricing model, refined products prices are determined based on underlying crude oil, natural gas and other economic and price inputs. The crude oil, natural gas and other economic and price inputs were determined by CIBC World Markets as described above. The refined product prices along with throughput volumes and costs were utilized in the DCF to generate cash flows for the Oil Products business unit.
iv)  Foreign Exchange Rate

CIBC World Markets reviewed the Canadian dollar to U.S. dollar foreign exchange rate forecasts of a number of large Canadian and international financial institutions. Based on our review of these forecasts, we determined that the average of these foreign exchange rate forecasts was a reasonable estimate of future foreign exchange rates. The table below sets out the foreign exchange rate forecast used in our DCF analysis.

Foreign Exchange Rate Forecast

(US$ per C$)
2007	$0.867
2008	$0.881
2009	$0.860
2010	$0.873
Thereafter	$0.877
v)  Production and Throughput Volumes
          a)    Oil Sands

For the period 2007 through 2011 the forecast production for AOSP is consistent among the Proven, Expected and Upside Cases. Annual production volumes are estimated to grow from approximately 36 million barrels in 2007 to 57 million barrels in 2011 and continue increasing thereafter commensurate with additional expansions. The Expected and Upside Cases reflect the addition of upgrading capacity in Alberta and a Sarnia downstream heavy oil integration strategy (“HOIST”) commencing in 2013.

With respect to Shell Canada’s Other Oil Sands interests, the annual production volumes under the Expected Case are estimated to grow from approximately 14 million barrels in 2007 to 31 million barrels in 2011. The production estimates for the same period for the Proven and Upside Cases vary from the Expected Case by approximately 20% to 25%.
          b)    Exploration and Production

The Proven Case reflects a “blow-down” scenario whereby annual production declines from 43 mmboe in 2007 to 23 mmboe in 2011. The Expected Case is predicated on the 2007 business plan and is modelled based on industry-average finding costs using third-party benchmarking data. Annual production volumes increase from 47 mmboe in 2007 to 53 mmboe in 2011 and decline thereafter. The Upside Case involves the additional development of risked production from Sable Island, Orphan Basin, Mackenzie Delta and Klappan. Production is estimated to increase from 48 mmboe in 2007 to 72 mmboe in 2011 and increase to a peak production of 141 mmboe in 2020, before declining.
          c)    Oil Products

Average daily throughput volumes for the period 2007 through 2011 are consistent among the three cases. The yield volumes range from approximately 340,000 bbl/d to 348,000 bbl/d during the period. In the Expected and Upside Cases, the HOIST project, which is an integrated upgrading and refining facility located in Sarnia, Ontario, is assumed to commence operations in 2013. Coincident with the start-up of the new and expanded facilities, the existing Sarnia refinery would be shut down.
vi)  Capital Expenditures

Estimates of the capital expenditures required under each of the Proven Case, Expected Case and Upside Case scenarios were incorporated into the DCF analysis of each business unit. The forecast capital expenditures were estimated by the Company and were based on the forecast expansions and developments. CIBC World Markets reviewed the capital expenditure forecasts for each division and compared such to capital expenditure forecasts of similar completed and anticipated projects. The undiscounted estimated capital for the Proven, Expected, and Upside Cases for the life of all projects is approximately $44 billion, $121 billion and $169 billion, respectively.
vii) Terminal Values

The financial projections for both the mining and in situ assets within the Oil Sands business unit and the Exploration and Production business unit are based on life-of-asset operating projections. Therefore, no terminal values were accorded to these assets.

In the case of the Oil Products business unit, we have applied a terminal value in year 2041 to the refining assets to reflect a going-concern value for the business unit beyond the projection period. The maintenance capital expenditures utilized in the projection period are consistent with the assumption that the refinery assets will have extended life and a terminal value.

CIBC World Markets developed terminal values at the end of the forecast period by calculating the present values utilizing a terminal growth rate methodology. This methodology uses unlevered after-tax free cash flows which were projected to decline to perpetuity on a real basis. In selecting the range of growth rates, CIBC World Markets took into consideration the outlook for long-term inflation and the growth prospects of the Oil Products business unit beyond the terminal year. We also benchmarked this value using a terminal multiple of cash flow approach.
viii) Discount Rate

CIBC World Markets determined an appropriate discount rate based on a consideration of a number of factors, including: the theoretical calculation of such rate as described below, a review of discount rates utilized in or implied by precedent transactions, a review of the discount rates utilized by equity research analysts as described in recent published reports on Shell Canada, and the asset mix of Shell Canada.

CIBC World Markets estimated a weighted average cost of capital (“WACC”) to discount the projected unlevered after-tax free cash flows. The Company’s after-tax cost of debt and its cost of equity were weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in the Company’s business and in the oil and gas industry generally. The cost of debt for the Company was calculated based on the risk-free rate of return and an estimated borrowing spread for Shell Canada to reflect credit risk at the assumed optimal capital structure. The balance of the capitalization is represented by common equity, the cost of which was estimated using the Capital Asset Pricing Model (“CAPM”). CAPM generates a cost of equity by adding a risk-free rate of return to a premium that represents the financial and non-diversifiable business risk of the security in question. This premium is the product of a security’s beta (a statistical measure which reflects the extent to which a security’s returns co-vary with those of a broader market index) multiplied by a broader market premium (equal to the amount by which the market as a whole has yielded returns in excess of the risk-free rate). CIBC World Markets carried out a series of calculations and consulted certain third-party sources in estimating a beta for Shell Canada and a number of comparable companies. The cost of equity derived from CAPM does not account for the comparatively lower risk of investing in larger capitalization companies, even after adjusting for their systematic (or beta) risk. Consequently, the estimated cost of equity includes a discount that reflects Shell Canada’s comparative size.

The assumptions used by CIBC World Markets in estimating the WACC for the Company were as follows:

Cost of Debt
Risk-free Rate[1]	4.9%
Borrowing Spread	0.8%
Pre-tax Cost of Debt	5.6%
Tax Rate[2]	30.0%
After-tax Cost of Debt	3.9%
Cost of Common Equity
Risk-free Rate[1]	4.9%
Market Risk Premium[3]	7.1%
Levered Beta[4]	0.6
Size Premium/(Discount)[3]	(0.4%)
Cost of Common Equity	9.0%
WACC
Optimal Capital Structure (Debt/ Equity)	15.0%
WACC	8.4%

1	Yield on a 30-year generic United States government treasury bond as of January 19, 2007.

2	Based on discussions with Shell Canada management.

3	Based on U.S. data compiled by Ibbotson Associates for the period from 1926 to 2005 in its 2006 Yearbook.

4	Analysis of betas for Shell Canada and selected comparable companies relative to the S&P500 Index.
Note: Numbers shown above are rounded.

In addition to the calculation outlined above, we also examined the discount rate assumptions utilized by selected equity research analysts covering Shell Canada. The after-tax discount rates ranged from 6.7% to 9.0% and averaged 8.0%, with approximately two-thirds of analysts using 8.0% as their discount rate for Shell Canada.

CIBC World Markets believes that the discount rates calculated above and utilized by equity research analysts covering Shell Canada are consistent with discount rates used by many companies transacting in this sector for comparable companies and assets.

Based upon the foregoing, CIBC World Markets determined the appropriate WACC for the Company to be in the range of 8.0% to 8.5%.

Summary of Projections
      Under the Expected Case, and utilizing the commodity price and financial assumptions we determined, the undiscounted operating cash flow is estimated to aggregate to $393 billion for the lives of the assets. The aggregate estimated undiscounted capital expenditures are $121 billion. Many of the capital expenditures occur in the earlier years to fund development of assets. Under the Expected Case, the Company is estimated to achieve positive free cash flow, on a cumulative basis, in the year 2018. The table below illustrates the operating cash flow, capital expenditures, and the free cash flow forecasts for the next five years and the aggregate amounts for the projection periods.
Total Corporate Undiscounted Free Cash Flow Summary (Expected Case)

						Cumulative Over
	2007	2008	2009	2010	2011	Projection Periods

	($ millions)
Operating Cash Flow	$3,174	$3,236	$2,349	$3,988	$5,507	$392,987
Capital Expenditures	3,332	4,155	5,182	6,365	8,695	120,522

Free Cash Flow[1]	(158)	(919)	(2,833)	(2,377)	(3,188)	272,465

1	Free cash flow is defined as undiscounted unlevered operating cash flow (after tax) less undiscounted capital expenditures.
Note: The 2009 cash flow reflects impact of tax.
Summary of DCF Analysis
      CIBC World Markets relied primarily on the Expected Case, applying a weighting of approximately 70%. A weighting of approximately 15% was accorded to each of the Proven and Upside Cases. The present value of the unlevered after-tax free cash flows derived from the DCF analysis represents the aggregate value of Shell Canada’s operating assets. To arrive at an equity value, and subsequently an equity value per Common Share, CIBC World Markets has made a number of adjustments. These adjustments included, among other things, adjustments for net debt as of December 31, 2006, potential future tax deferred benefits, certain inventory adjustments, present value of unfunded pension liabilities and the estimated present value of future asset retirement obligations not already reflected in the DCF analysis.
Summary of Weighted DCF Analysis

	WACC

	8.5%	8.0%

	($ millions, except per
	Common Share
	amounts)
Present Value of Free Cash Flow[1]	$36,925	$41,449
Less: Debt and Working Capital Deficit[2]	$(1,911)	$(1,911)
Plus: Option Proceeds[3]	$520	$520
Other Adjustments[4]	$94	$94

Net Equity Value	$35,628	$40,152
Fully Diluted Shares Outstanding (mm)	847.0	847.0
Estimated DCF Value per Common Share	$42.06	$47.40

1	Based on weighted average of Proven Case (15%), Expected Case (70%), and Upside Case (15%).

2	As per December 31, 2006 unaudited financials.

3	Source: Shell Canada option schedule.

4	Includes unfunded pension liability, asset retirement obligations and certain inventory adjustments.
     The equity value per Common Share was determined to be in the range of approximately $42 to $47.

Sensitivity Analysis
      The following table demonstrates the impact on Shell Canada’s estimated equity value per Common Share of changing key economic variables contained within the DCF analysis.

		Approximate Value
		Impact per
Variable	Change	Common Share[1]	% Change

Price of Oil (WTI)	+US$1.00/bbl	$1.77	4.1%
Price of Gas (AECO)	+C$0.25/GJ	$0.28	0.7%
Light/ Heavy Differential	+US$1.00/bbl	$0.05	0.1%
Capital Costs	+5%	$(2.42)	(5.6)%
WACC	+0.25%	$(2.59)	(6.0)%
CAD/ USD Exchange Rate	+C$0.01	$(1.29)	(3.0)%

1	Using mid-point WACC of 8.25% and a weighting of Proven, Expected and Upside Cases.
“Sum of the Parts” Net Asset Value Approach
      Using the NAV approach, a value for the Company is estimated by separately considering the value of each operating, development, exploration and financial asset. The individual asset values are estimated utilizing primarily precedent transaction and comparable company trading analyses.
      The market trading multiples of public companies that operate in businesses similar to those of Shell Canada were reviewed and used to estimate individual asset values. The multiples used included measures of i) total enterprise value (“TEV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”) referred to as “TEV/ EBITDA”, ii) Adjusted TEV to the quantity of net proved reserves (“Adjusted TEV/ Net Proved Reserve”), and iii) Adjusted TEV to barrels per day of net current production (“Adjusted TEV/ Net Current Production”). Each of these multiples is frequently observed by industry participants and the investment community as key measures for valuing assets or companies in various sectors of the oil and gas industry.
      The results of the comparable companies approach were adjusted for a premium based on comparable change-of-control transactions to reflect an “en bloc” value for each of the assets. We applied premia to TEV in our analysis for the various assets given that Shell Canada’s net debt is held at the corporate level and not allocated to any particular asset or division. This methodology is further supported by the fact that Shell Canada has relatively low debt. We reviewed both the premia to market trading values for shares and premia to TEV of a number of precedent transactions in the Canadian oil and gas industry and for other large Canadian acquisition transactions to determine appropriate premia with regard to Shell Canada’s assets.
      The precedent transaction method considers transaction prices in the context of the purchase or sale of a comparable company or asset to estimate the “en bloc” value of a particular asset. The prices paid for companies and assets in various sectors of the oil and gas industry which are subject to arm’s length transactions provide a general measure of the relative value. Factors such as comparability of asset and commodity mix, asset quality and profitability, stage of development, brand recognition, location and size may all be considered. For purposes of this analysis and depending on the asset, the multiples reviewed include the following: TEV/ EBITDA, TEV/ Net Proved Reserve, TEV/ Net Current Production and TEV to refining input capacity (“TEV/ Refining Input Capacity”).
      We also estimated the value of certain cost savings (referred to as the “‘Go to Market’ cost savings”) expected to be realized from specified initiatives in the Oil Products business unit. Further, we considered the value of corporate expenses not allocated to any particular division.
      Under the NAV approach, the estimated value for each asset is summed to produce a total asset value. To arrive at a net asset value, we deducted the Company’s net debt and an estimate of the present value of corporate expenses that are not directly assignable to each individual asset. We also adjusted to account for the proceeds received upon the exercise of stock options and other employee stock incentive plans in order to arrive at an equity value per Common Share.

      There are a limited number of companies directly comparable to Shell Canada’s assets. The entities reviewed in the comparable companies method may have different operating, geographical and size profiles than the assets of Shell Canada. In addition, certain of the precedent transactions that were surveyed were executed at different points during commodity pricing cycles, and many of the companies or assets that have been acquired have different operating profiles than the assets of Shell Canada. For these reasons, the NAV approach has been attributed a lower weighting in our analysis than the DCF approach.
AOSP
      In our NAV approach to valuing Shell Canada’s 60 percent interest in the AOSP we examined both the comparable companies and the precedent transaction methods.
      i)   Comparable Companies Methodology

In applying this valuation technique to Shell Canada’s 60 percent interest in the AOSP, we reviewed the trading value of Western Oil Sands L.P. (“Western Oil Sands”), which holds a 20 percent interest in the AOSP and in other assets that we deemed immaterial for purposes of our analysis. Western Oil Sands unaffected total enterprise value is $5.3 billion (equates to a share price of $28.51). This value was calculated based on the trading value of Western Oil Sands’ shares for the five-trading days prior to and including November 3, 2006, which is the day prior to market speculation that Western Oil Sands had initiated a strategic review process. Our notional value analysis for Shell Canada’s AOSP interest assumes there is incremental value associated with Shell Canada’s interest (relative to Western Oil Sands’ interest) because Shell Canada has its own upgrading solution for its share of bitumen produced from the project post the completion of the AOSP Expansion 1 and because Shell Canada is the operator of the AOSP. As a result, we have added a 5% premium to the value calculated using Western Oil Sands’ unaffected TEV.

Accordingly, the market trading value of Shell Canada’s interest in the AOSP was estimated to be approximately $16.8 billion. We adjusted this market trading value for an “en bloc” premium. We concluded that a premium of 20% to 30% was appropriate. Consequently, we derived a range of “en bloc” values for Shell Canada’s AOSP interests of $20.1 billion to $21.8 billion.
AOSP — Comparable Company Trading Analysis

		Multiplication
		Factor[2]		Estimated Value

Methodology		Low	High	Low	High

		($ millions, except multiple ranges and
		where otherwise noted)
Western Oil Sands Unaffected TEV[1]	$5,318mm	3.15x	3.15x	$16,752	$16,752
Plus: Control Premium				20%	30%

En Bloc Value				$20,102	$21,777

1	Based on trading prices for Western Oil Sands’ common shares for the five trading days prior to and including November 3, 2006.

2	Reflects 60% ownership relative to Western Oil Sands’ 20%, and as adjusted for a 5% premium.
ii)  Precedent Transaction Methodology

We examined the recent acquisitions of interests in the Syncrude Canada Limited Joint Venture (“Syncrude”), an oil sands mining project comparable in size and scope to AOSP. Canadian Oil Sands Trust (“COS”) concluded acquisitions of Syncrude interests from EnCana Corporation in 2003 and from Talisman Energy Inc. (“Talisman”) in January 2007. Given the significant changes in the market for oil sands assets during the last few years, CIBC World Markets focused its analysis on the most recent transaction, being COS’ purchase of an indirect 1.25% Syncrude interest from Talisman. Our analysis considered, among other things, the following factors: i) that both AOSP and Syncrude are integrated mining and upgrading projects with significant expansion opportunities and production histories, ii) that the Syncrude interest purchased by COS from Talisman was subject to certain royalty burdens, iii) that AOSP and Syncrude, while similar in many respects, have differences with regard to operating and capital cost structures, upgrading process and other variables and iv) that the Talisman/ COS transaction was not a control transaction.

We estimated the price per equivalent barrel of production and price per estimated barrel of recoverable resource for the Talisman/ COS transaction. We applied more weight to the production metric methodology. Application of these metrics to current production and estimated recoverable resource for Shell Canada’s AOSP interest resulted in values which supported the analysis derived under the comparable company trading analysis.
Other Oil Sands
      The Other Oil Sands division is comprised of those assets acquired in the purchase of BlackRock and assets previously owned by the Company (the “Original Assets”). The assets acquired from BlackRock and the Original Assets are located in close geographic proximity to each other and have many geological similarities. They comprise both proved reserves and recoverable resources, which exceed 2 billion barrels, in the aggregate.
      Shell Canada acquired BlackRock for $2.4 billion in July 2006. Given the timing of this acquisition and the oil sands expertise, technological capability, and financial strength of the Company, we have concluded that the purchase price continues to represent a reasonable value for the BlackRock assets. We prorated the BlackRock value over the Original Assets using implied metrics per unit of reserves and recoverable resource. We believe our analysis included value for the entire asset and therefore no additional land value has been accorded. Specifically, we estimated the value per unit of gross proved reserves and per unit of recoverable resource implied by the acquisition of BlackRock. These estimated unit values were applied to the gross proved reserves and estimated recoverable resource volumes for the Original Assets. The value determined for these Original Assets was added to the $2.4 billion BlackRock value to derive an estimated value for the Company’s Other Oil Sands assets in the range of $3.4 billion to $3.8 billion.
      We also analyzed trading metrics of selected public companies with pre-production oil sands assets as a check. These companies included OPTI Canada Inc., UTS Energy Inc. and Synenco Energy Ltd.
Exploration and Production
      In the NAV approach for Shell Canada’s Exploration and Production assets we considered both the comparable companies method and the precedent transactions method.
i)   Comparable Companies Methodology

In applying this valuation technique we reviewed the trading multiples of comparable North American natural-gas weighted exploration and production companies with operations in the Foothills region of Alberta and the Rocky Mountain region of the United States. CIBC World Markets believes that the multiples for the large capitalization companies are the most appropriate for the purpose of evaluating the Exploration and Production business unit, given the comparable size, quality and nature of the respective asset bases.

Selected Comparable Exploration and Production Companies

					TEV[3]	Adjusted TEV[4]

			Market		2006E	Net Proved	Net Current
	Share Price[1]		Capitalization[2]	TEV[3]	EBITDA[6]	Reserve[5]	Production[5]

	(C$ unless noted)		(C$MM)	(C$MM)		(C$/boe)	(C$/boe/d)
Large Capitalization
EnCana Corporation[7]	US$	46.64	$44,137	$50,993	4.6x	$15.43	$67,009
Devon Energy Corp.[7]	US$	67.66	$35,741	$43,774	5.1x	$18.61	$69,774
XTO Energy Inc.[7]	US$	47.57	$20,858	$24,547	6.0x	$18.82	$94,544
EOG Resources Inc.[7]	US$	64.73	$19,018	$19,582	5.9x	$18.40	$72,719
Average					5.4x	$17.82	$76,012
Median					5.5x	$18.51	$71,247
Small Capitalization
St. Mary Land and Exploration Co.[7]	US$	34.94	$2,333	$2,790	4.6x	$18.59	$60,114
Compton Petroleum Corp.	C$	10.54	$1,386	$2,182	6.5x	$19.58	$82,478
Bill Barrett Corp.[7]	US$	28.54	$1,484	$1,691	5.8x	$21.76	$59,860
Average					5.7x	$19.98	$67,484
Median					5.8x	$19.58	$60,114

1	Price data sourced from Bloomberg Financial Markets as of January 19, 2007.

2	Calculated as of January 19, 2007 based on fully diluted shares outstanding using the treasury stock method.

3	Calculated as: market capitalization + net debt (total long-term debt +/- net working capital deficit/ surplus) + preferred shares.

4	Adjusted TEV reflects adjustments for undeveloped land.

5	Reserves net of royalties as at December 31, 2005, adjusted for any subsequent acquisitions and dispositions to date. Net current production data based on latest available public disclosure.

6	Estimates sourced from I/ B/ E/ S.

7	U.S. prices converted at the January 19, 2007 exchange rate US$ per C$ of 0.85.

While none of the companies reviewed was considered directly comparable to the Exploration and Production business unit, CIBC World Markets selected what it considered to be reasonably representative trading multiples for seven publicly traded companies. CIBC World Markets believes the TEV/ EBITDA, TEV/ Net Proven Reserve and TEV/ Net Current Production multiples to be the most appropriate multiples to evaluate the Exploration and Production business unit.

In selecting the multiple ranges shown below, CIBC World Markets gave consideration to several factors, including asset and commodity risk, asset quality, growth potential, profitability and size of the Exploration and Production business unit and the selected comparable companies reviewed.

As shown in the table below, an average of the values realized by applying each of these three multiple ranges suggests a trading market value of the Exploration and Production business unit of $5.1 billion to $6.0 billion, excluding undeveloped land. We adjusted the market-based value by applying a premium to reflect an “en bloc” value. After having surveyed recent Canadian-based oil and gas transactions and large company transactions in other sectors, we concluded that a TEV premium of 20% to 30% was appropriate. Consequently, we derived a range of “en bloc” values for Shell Canada’s Exploration and Production business unit (excluding undeveloped land) using the comparable companies methodology of $6.1 billion to $7.8 billion.

Exploration and Production — Comparable Company Trading Analysis

		Multiple Range		Value

Methodology	Shell Canada Data	Low	High	Low	High

		($ millions, except multiple ranges and
		where otherwise noted)
TEV/2006 EBITDA	$1,060 mm	4.5x	5.5x	$4,770	$5,830
Adjusted TEV/Net Proven Reserves	252 mmboe	$16.50	$20.00	$4,150	$5,030
Adjusted TEV/Net Current Production[1]	96,233 boe/d	$65,000	$75,000	$6,255	$7,217
Average				$5,058	$6,026
Plus: Control Premium				20%	30%
En Bloc Value				$6,069	$7,834

1	Net daily production for the fourth quarter of 2006.
ii)  Precedent Transactions Methodology

In applying this valuation technique, CIBC World Markets reviewed comparable acquisition transactions involving companies in the oil and gas industry and for which there was sufficient public information to derive multiples. CIBC World Markets considered the differences in asset and commodity mix, market dynamics and economic environment at the time of each transaction, growth prospects and other factors inherent in the precedent transactions identified. The five selected transactions we considered are shown in the table below.
Exploration and Production — Selected Precedent Transactions

					Adjusted TEV

					Net
			Asset/	Transaction	Proved	Net Current
Date	Acquiror	Target	Corporate	Value[1]	Reserves[2]	Production[2]

				($MM)	($/net boe)	($/net boe/d)
Sep-06	Canadian Natural Resources Ltd.	Anadarko Petroleum Corp. (Canada)	Corporate	$4,551	$16.06	$74,266
Jun-06	Anadarko Petroleum Corp.	Western Gas Resources Inc.	Corporate	$5,912	$18.73	$83,666
Jul-05	Pogo Producing Company	Northrock Resources Ltd.	Corporate	$2,070	$17.59	$62,576
May-05	Total S.A. / ConocoPhillips	Devon Energy Corp.	Asset	$1,416	$18.16	$80,774
Apr-04	EnCana Corporation	Tom Brown Inc.	Corporate	$3,685	$17.77	$61,905
Average					$17.66	$72,637
Median					$17.77	$74,266

Source: J.S. Herold Inc. and public data. Production and reserve figures reported on a net basis (adjusted for royalties) based on J.S. Herold Inc. methodology.

1	J.S. Herold Inc. transaction value adjusted for C$ per US$ exchange rate on the day of the announcement.

2	Production and reserve multiples adjusted for non-producing assets at the time of the acquisition based on J.S. Herold Inc. methodology.

CIBC World Markets considered Adjusted TEV/ Net Current Production and to a lesser extent Adjusted TEV/ Net Proved Reserves to be the most appropriate multiples to estimate a value for the Exploration and Production business unit. The multiple ranges to be applied to the Exploration and Production business unit were determined based on our assessment of the relative quality and nature of the assets compared to those for the precedent transactions.

The following is a summary of the value of the Exploration and Production business unit (excluding undeveloped land). As illustrated, these multiple ranges suggest that the “en bloc” value for the Exploration and Production business unit (excluding undeveloped land) is between $5.5 billion and $6.4 billion.

Exploration and Production — Precedent Transaction Analysis

		Multiple Range		Value
	Shell Canada
Methodology	Data	Low	High	Low	High	Weighting

		($ millions, except multiple ranges and where otherwise noted)
Adj. TEV/Net Proved Reserve	252 mmboe	$16.00	$19.00	$4,024	$4,779	33%
Adj. TEV/Net Current Production [1]	96,233 boe/d	$65,000	$75,000	$6,255	$7,217	67%
Weighted Average				$5,511	$6,404

1	Net production for the fourth quarter of 2006.
     Summary: NAV Approach — Exploration and Production

In the NAV approach to the Exploration and Production business unit, we have applied equal weighting to both the comparable companies method and the precedent transactions method to arrive at an estimated “en bloc” value for the Exploration and Production business unit (excluding undeveloped land) of approximately $5.8 billion to $7.1 billion.
Exploration and Production — Value Summary

				Weighted Value

Methodology	Low	High	Weighting	Low	High

	($ millions)
Comparable Company Analysis	$6,069	$7,834	50%	$3,035	$3,917
Precedent Transaction Analysis	$5,511	$6,404	50%	$2,756	$3,202

En Bloc Value				$5,791	$7,119

Undeveloped Acreage and Frontier Assets
      The values estimated for the Exploration and Production business unit exclude the value of any undeveloped land, comprising both conventional and unconventional lands and non-producing frontier assets. Our NAV approach to valuing these assets focused on the precedent transactions method.
i)   Precedent Transactions Methodology

In applying this valuation technique, we reviewed recent land sales transactions and work expenditure commitment transactions for various regions in Canada as well as actual prices paid by Shell Canada for land purchased since January 2005.

The price paid in 2006 for conventional undeveloped land in Alberta ranged from $0.51 per acre to $10,188 per acre with an average of approximately $220 per acre. According to the Newfoundland Offshore Petroleum Board, work expenditure commitments since 2005 have ranged from $1 per acre to $6,650 per acre, with a weighted average of $79 per acre. Meanwhile, according to the Nova Scotia Offshore Petroleum Board, there have been no work expenditure commitments for acreage offshore Nova Scotia since 2003 when the average expenditure commitment was $31 per acre. According to data compiled by Indian and Northern Affairs Canada, work expenditure commitments have a weighted average of $355 per acre in the Mackenzie Delta region since 2002 and $40 per acre in the Beaufort region over the same time period. Acreage off of the west coast of British Columbia where Shell Canada owns approximately 12.8 million acres has been subject to a moratorium on development since 1971 and there are no recent precedent transactions for acreage in this area. As well, there have been no work commitments for acreage in the Arctic Islands / Nunavut region since at least 2001.

Shell Canada’s acquisition costs of exploration and development lands, on a weighted average basis, have been $1,028 per acre (range of $11 to $6,334 per acre) since 2005.

After reviewing these precedent transactions, we determined appropriate values per acre for Shell Canada’s undeveloped acreage and non-producing frontier lands. A summary of this analysis is presented below.

Frontier and Undeveloped Land — Value Summary

		Value Range/Acre		Value

	Shell Canada Data	Low	High	Low	High

	(000s of net acres)	($/acre)	($/acre)
		($ millions, except where otherwise noted)
Conventional Lands	601.9	$565	$665	$340	$400
Coal Bed Methane Lands	1,066.3	$900	$1,100	$960	$1,173
Offshore and Frontier Lands[1]	17,495.2	$10	$13	$176	$236

Total Land Value				$1,476	$1,809

1	Includes acreage off the eastern and western coasts of Canada as well as in the Mackenzie Delta, Beaufort and Arctic Islands / Nunavut regions of northern Canada. Value range reflects the mix of offshore holdings, including the fact that approximately 12.8 mm acres are currently subject to a moratorium on development. Land data as at October 10, 2006.

Based upon the analysis above, we derived a value range for Shell Canada’s non-producing frontier assets and undeveloped acreage of $1.5 billion to $1.8 billion.
Oil Products
      In our NAV approach for Shell Canada’s Oil Products business unit we examined both the comparable companies method and the precedent transactions method.
      i)   Comparable Companies Methodology

In applying this valuation technique we reviewed the trading multiples of comparable North American refining and marketing companies, which are shown in the table below.
Selected Comparable Oil Products Companies

				TEV

	Share	Market		2007E
	Price[1]	Capitalization[2]	TEV[3]	EBITDA[6]

	(US$)	(C$MM)	(C$MM)
Refiners
Valero Energy Corp.[4,5]	$51.04	$37,803	$41,475	4.5x
Sunoco Inc.[4]	$60.28	$8,727	$11,938	5.2x
Western Refining Inc.[4]	$25.89	$2,122	$1,827	6.3x
Average				5.3x

1	Price data sourced from Bloomberg Financial Markets as of January 19, 2007.

2	Calculated as of January 19, 2007 based on fully diluted shares outstanding using the treasury stock method.

3	Calculated as: market cap + net debt (total long term debt +/- net working capital deficit/surplus) + minority interest + preferred shares.

4	U.S. companies converted at the January 19, 2007 US$ per C$ exchange rate of 0.85.

5	Minority interest excluded as analyst community reports EBITDA net of equity interest in Valero GP Holdings, LLC.

6	Estimates sourced from I/ B/ E/ S.

CIBC World Markets selected what it considered to be reasonably representative public trading multiples for the three publicly-traded companies referred to above. The TEV to estimated EBITDA multiple for 2007 was determined to be the most comparable trading multiple for the Oil Products business unit.

In selecting the multiple range shown below, CIBC World Markets gave consideration to several factors, including quality of assets, asset mix, growth potential, profitability and size differential between the Oil Products business unit and the companies reviewed. We also considered the relative high quality of Shell Canada’s Scotford refinery and the potential EBITDA growth for the Oil Products business unit. The values determined were adjusted by control premia of 20% – 30% to reflect “en bloc” values for the Oil Products assets, as indicated in the table below.

Oil Products — Comparable Company Trading Analysis

		Multiple
		Range		Value
	Shell Canada
Methodology	Data[1]	Low	High	Low	High

		($ millions, except multiple ranges and
		where otherwise noted)
TEV/2007E EBITDA	$1,262 mm	5.0x	6.0x	$6,310	$7,572
Plus: Control Premium				20%	30%
En Bloc Value				$7,572	$9,844

1	2007 estimate adjusted for “Go to Market” cost savings which have been accounted for separately in the NAV analysis.
ii)  Precedent Transactions Methodology

In applying this valuation technique, CIBC World Markets reviewed selected precedent North American acquisitions of refining and marketing assets or companies that were comparable and for which there was sufficient public information to derive multiples. CIBC World Markets considered the differences in asset and commodity mix, asset quality, market dynamics and economic environment at the time of each transaction, growth prospects and other factors inherent in the precedent transactions identified. Nine transactions were considered comparable for our analysis as shown in the table below.
Oil Products — Selected Precedent Transactions

						TEV/
				Refining		Refining
			Asset/	Intake	TEV/	Intake
Date	Acquiror	Target	Corporate	Capacity	EBITDA[1]	Capacity

				(Mbbl/d)		(C$/bbl/d)
Oct-06	EnCana Corp.	ConocoPhillips	Asset	226	n.a.	$13,936
Aug-06	Western Refining Inc. [5]	Giant Industries Inc.	Corporate	99	5.1x	$12,234
Aug-06	Harvest Energy Trust[2]	North Atlantic Refining Ltd.	Corporate	115	3.5x	$13,880
Aug-06	Lyondell Chemical Co. [2]	Citgo Petroleum Corp.	Corporate	111	3.7x	$21,533
May-06	Alon USA Inc.	Paramount Petroleum Corp.	Corporate	66	4.4x	$6,985
Apr-05	Marathon Oil Corp.[3]	Ashland Inc.	Corporate	360	5.2x	$9,718
Apr-05	Valero Energy Corp.	Premcor Inc.	Corporate	790	7.0x	$14,447
Jan-04	Premcor Inc.	Saudi Aramco and Shell Oil	Asset	180	n.a.	$6,480
May-03	Valero Energy Corp.[4]	Orion Refining Corp.	Asset	155	4.7x	$3,892
Average					4.8x	$11,456
Median					4.7x	$12,234

Source: J.S. Herold Inc. and public data. Transaction value adjusted for C$ per US$ exchange rate on the day of the announcement; trailing EBITDA converted at average rate for trailing 12 months.

1	EBITDA reflects trailing 12 months based on most recent available quarterly data prior to the announcement of the transaction.

2	Based on most recent six months EBITDA annualized.

3	TEV/EBITDA multiple excludes US$94 million for the chemical business and Valvoline oil change centers.

4	Estimated EBITDA figure.

5	Transaction closing is pending.
Notes: Refining capacity based on crude processing capacity.

CIBC World Markets considered TEV/ EBITDA and TEV/ Refining Intake Capacity to be the most appropriate multiples to evaluate the Oil Products business unit.

In selecting the multiple ranges shown below, CIBC World Markets gave consideration to several factors, including differences in business mix, growth potential, age of assets, asset quality, profitability and size between the Oil Products business unit and the companies/assets reviewed.

The TEV/ Refining Intake Capacity does not include any value for Shell Canada’s retail service stations. CIBC World Markets reviewed 27 precedent transactions involving the acquisition of retail service stations. The purchase price per station in these transactions ranged from approximately $81,000 to $5.0 million. The average purchase price, excluding the high and low values, was $1.3 million per station. Based upon a review of these precedent transactions and Shell Canada’s analyses of its owned stations, we have estimated a value of between $860 million and $1.3 billion for the retail station network. This additional value was added to the value derived using the TEV/ Refining Intake Capacity multiple, as illustrated in the table below.
Oil Products — Precedent Transaction Analysis

				Incremental Value of Retail
		Multiple Range		Sites		Value

Methodology	Shell Canada Data	Low	High	Low	High	Low	High

		($ millions, except multiple ranges and where otherwise noted)
TEV/2006 EBITDA	$1,030 mm	5.5x	6.5x	Included	Included	$5,665	$6,695
TEV/Refining Intake Capacity	324,000 bbl/d	$12,000	$15,000	$860	$1,345	$4,748	$6,205
Average						$5,207	$6,450
          Summary: NAV Approach — Oil Products
      In the NAV approach to the Oil Products assets, we have applied equal weighting to both the comparable companies method and the precedent transactions method to arrive at an estimated “en bloc” value for the Oil Products business unit of approximately $6.4 billion to $8.1 billion.
Oil Products — Value Summary

				Weighted Value

Methodology	Low	High	Weighting	Low	High

	($ millions)
Comparable Company Analysis	$7,572	$9,844	50%	$3,786	$4,922
Precedent Transaction Analysis	$5,207	$6,450	50%	$2,604	$3,225

En Bloc Value				$6,390	$8,147

“Go to Market” Cost Savings
      Shell Canada currently has a number of initiatives underway to reduce costs in its Oil Products business unit which should lead to cost savings in the future. These cost savings are expected to result from certain joint ventures, relating to streamlining of selected distribution channels, that have been initiated by the Company. The “Go to Market” cost savings initiative was already being implemented prior to the RDS announcement on October 23, 2006. The value of these cost savings is not reflected in the NAV approach value for the Oil Products business unit and therefore we have added a value for these costs savings. We have approached the valuation of these cost savings in two manners: (i) DCF method; and (ii) comparable company method.
i)   DCF Methodology

In applying this valuation technique, we calculated the present value of the after-tax cost savings based on a financial forecast provided by Shell Canada which assumes a growth rate of 2% per annum. Assuming a WACC of between 8.0% and 8.5%, the present value of the “Go to Market” cost savings is between $594 million and $645 million.
ii)  Comparable Companies Methodology

In applying this method, we derived a TEV to 2007E EBITDA multiple which we estimated would reflect the “en bloc” value of these savings. Assuming a multiple range of between 6.9x and 7.9x (which we based primarily on Shell Canada’s trading multiples prior to the RDS announcement) and 2007 “Go to Market” cost savings of

$55.3 million as estimated by Shell Canada, the implied value of the “Go to Market” cost savings is between $382 million and $437 million.
          Summary: NAV Approach — “Go to Market” Cost Savings

In the NAV approach to the “Go to Market” cost savings, we have applied equal weighting to both the DCF approach and the comparable companies method to arrive at an estimated “en bloc” value for these cost savings of approximately $488 million to $541 million.
Unallocated Corporate Expenses
      Given that our analyses of each of Shell Canada’s business units do not incorporate unallocated corporate expenses, we adjusted our NAV approach value for these costs. We have approached the valuation of these unallocated corporate expenses in two manners: (i) DCF method; and (ii) comparable companies method.
i)  DCF Methodology

In applying this valuation technique, we calculated the present value of the after-tax unallocated corporate costs based on a pre-tax forecast provided to us by Shell Canada. The pre-tax unallocated corporate costs are estimated to grow from $55.5 million in 2007 to $95.9 million in 2016. We have assumed a terminal growth rate of 3% thereafter. Assuming a WACC of between 8.0% and 8.5%, the present value of the unallocated corporate expenses is between $1.0 billion and $1.1 billion.
ii)  Comparable Companies Methodology

In applying this method, we used a TEV to 2007E EBITDA “en bloc” multiple comparable to that applied for the “Go to Market” cost savings. Assuming a multiple range of between 6.9x to 7.9x and 2007 unallocated costs of $55.5 million as estimated by Shell Canada, the estimated value of the unallocated corporate costs is between $383 million and $438 million.
          Summary: NAV Approach — Unallocated Corporate Costs

In the NAV approach to the unallocated corporate costs, we have applied equal weighting to both the comparable companies method and the precedent transactions method to arrive at an estimated “en bloc” value for these costs of approximately $690 million to $765 million.
Summary of NAV Analysis
      Under the NAV approach, the value of each asset is summed to produce a total asset value. The present value of the “Go to Market” cost savings, as well as the proceeds from the exercise of stock options and other employee stock incentive plans are added to this value. The Company’s net debt (long-term debt plus working capital deficit) and an estimate of the present value of corporate expenses that are not directly assignable to each of the individual assets are deducted from these values in order to arrive at an equity value per Common Share. The results of the NAV analysis are summarized below and indicate an equity value range of approximately $42 to $48 per Common Share.

Summary NAV Analysis

	Low	High

	($ millions, except per
	Common Share data)
AOSP	$20,102	$21,777
Other Oil Sands	3,412	3,785
Exploration and Production	5,791	7,119
Oil Products	6,390	8,147
“Go to Market” Cost Savings	488	541
Frontier and Undeveloped Land	1,476	1,809
Unallocated Corporate G&A	(690)	(765)
Option Proceeds[1]	520	520

Enterprise Value	$37,489	$42,933
Less: Net Debt (December 31, 2006)	(1,911)	(1,911)

Equity Value	$35,578	$41,022
Shares Outstanding (fully-diluted)	847.0	847.0
Equity Value per Common Share	$42.00	$48.43

1	Source: Shell Canada option schedule.
Distinctive Material Benefits to RDS
      The value of certain synergies is reflected in some of the valuation methodologies utilized. CIBC World Markets also considered whether any distinctive material benefits that are unique to RDS would accrue from its acquisition of all the Common Shares. Possible benefits or cost savings might accrue to RDS with respect to the following areas: i) the consolidation of the human resources and infrastructure required for the development of the SURE Northern Energy oil sands leases owned by RDS and the accelerated development thereof, ii) the integration of Shell Canada’s oil sands business with the RDS downstream businesses in the United States, iii) the elimination of certain general and administrative functions, and iv) the opportunity to utilize consolidated tax planning strategies. CIBC World Markets did not have sufficient financial information or analysis from RDS to quantify such benefits but we believe they could be material in the aggregate.
Valuation Conclusion
      In arriving at an opinion of fair market value of Shell Canada’s Common Shares, CIBC World Markets has not attributed any particular weight to any specific factor but has made qualitative judgements based on experience in rendering such opinions and on circumstances then prevailing as to the significance and relevance of each factor. CIBC World Markets did, however, weight each valuation approach differently and ascribed the greatest amount of importance to the DCF approach.
      Based upon and subject to the foregoing and such other factors as we considered relevant, CIBC World Markets is of the opinion that, as of the date hereof, the fair market value is in the range of $42 to $48 per Common Share.
Yours very truly,

SCHEDULE B
FAIRNESS OPINION OF CIBC WORLD MARKETS INC.
January 22, 2007
The Special Committee of the Board of Directors
Shell Canada Limited
400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4

Attention:	Mr. Derek Burney, O.C.
Chairman of the Special Committee
Dear Sirs:
      CIBC World Markets Inc. (“CIBC World Markets”) understands that Shell Investments Limited (the “Offeror”), an indirect wholly-owned subsidiary of Royal Dutch Shell plc (“RDS”), proposes to make an offer to purchase all of the common shares (the “Common Shares”) of Shell Canada Limited (“Shell Canada” or the “Company”) not already owned by the Offeror and its affiliates for cash consideration of $45.00 per Common Share (the “Consideration”) by way of takeover bid (the “Offer”). CIBC World Markets also understands that Shell Canada proposes to enter into a support agreement with the Offeror (the “Support Agreement”) related to the Offer.
      CIBC World Markets also understands that the Offeror and its affiliates own approximately 78% of the outstanding Common Shares and that the Offer would constitute an “insider bid” for purposes of Rule 61-501 of the Ontario Securities Commission and Regulation Q-27 of the Quebec Autorité des marchés financiers (together with Rule 61-501, the “Rules”). In addition, CIBC World Markets understands that the board of directors of the Company (the “Board”) has appointed a committee (the “Special Committee”) comprised of members of the Board who are independent of RDS, the Offeror and Shell Canada’s management, to consider the Offer and to make recommendations to the Board.
      All dollar amounts herein are expressed in Canadian dollars, unless stated otherwise.
Engagement of CIBC World Markets
      By letter agreement dated October 28, 2006 (the “Engagement Agreement”), the Special Committee retained CIBC World Markets to assist the Special Committee in its review of the $40 per Common Share offer originally proposed and announced by RDS on October 23, 2006 and, in accordance with the Rules, to prepare a formal valuation of the Common Shares (the “Valuation”). CIBC World Markets has also been asked to provide the Special Committee with an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to holders of the Common Shares other than the Offeror and its affiliates (the “Minority Shareholders”).
      CIBC World Markets has delivered the Valuation, dated January 22, 2007, to the Special Committee in a separate letter. The Valuation is incorporated into and forms part of this Opinion.
      As described in the Valuation, CIBC World Markets will receive a fee for providing its services under the Engagement Letter, including the delivery of this Opinion. In addition, the Company has agreed to reimburse CIBC World Markets for its reasonable expenses and to indemnify it in respect of certain liabilities that might arise out of its engagement. None of the fees payable to us under the Engagement Agreement is contingent upon the conclusions reached by us in the Valuation or this Opinion or upon the completion of the Offer.

B-1

Credentials of CIBC World Markets
      CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of CIBC World Markets’ managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
      In connection with rendering this Opinion, CIBC World Markets has reviewed and relied upon the Valuation and those items identified in the Valuation under the heading “Scope of Review”. In addition, CIBC World Markets has reviewed and relied upon such other information, analyses, investigations and discussions as it considered necessary or appropriate in the circumstances. Senior officers of Shell Canada have represented to CIBC World Markets, in a representation letter dated as of the date hereof, as to the accuracy and completeness of the information provided to CIBC World Markets in connection with the Valuation and this Opinion and as to the absence of any change in the information which would have a material effect on the Valuation or this Opinion.
Assumptions and Limitations
      The conclusion expressed in this Opinion is subject to all of the conditions, limitations, qualifications, disclaimers and assumptions reflected in and underlying the Valuation. The analysis, investigations, research, testing of assumptions and conclusions reflected in and underlying the Valuation are integral to the provision of this Opinion.
      In addition, in preparing this Opinion, we have also assumed that the Offer will be completed substantially in accordance with the terms of the draft Support Agreement reviewed by us and all applicable laws, that the Offeror’s take-over bid circular relating to the Offer will disclose all material facts relating to the Offer and that the Shell Canada directors’ circular will satisfy all applicable legal requirements.
      We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this Opinion for your purposes.
Use of the Opinion
      This Opinion is being provided to the Special Committee for its use in considering the Offer and may not be relied upon by any person, other than the Special Committee and the Board, or used for any other purpose or published without the prior written consent of CIBC World Markets. This Opinion is not to be construed as a recommendation to any holder of Common Shares to accept or reject the Offer.
      This Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.
Fairness Considerations
      In considering the fairness, from a financial point of view, of the Consideration to be offered to the Minority Shareholders pursuant to the Offer, CIBC World Markets considered and relied upon the following:

1.	a comparison of the Consideration to the fair market value range of the Common Shares as determined in the Valuation; and

2.	a comparison of the Consideration to precedent transaction premia and to the closing price of the Common Shares on the Toronto Stock Exchange prior to RDS’ initial announcement of its intention to make an offer to acquire the Common Shares held by Minority Shareholders.
      CIBC World Markets reviewed premia paid in the following transactions that it considered may be relevant for the purpose of its analyses:

i)	30 Canadian-based transactions with an equity value of greater than $100 million involving the acquisition by a controlling shareholder(s) of a publicly traded minority interest since January 1997 (“Minority Bid Precedents”);

B-2

ii)	22 Canadian-based transactions with a deal value of greater than $2 billion completed since January 2001 (“Large Canadian Precedents”); and

iii)	10 oil and gas industry transactions with a deal value of greater than $1 billion completed since January 1999 (“Oil and Gas Precedents”).
      The 1-day premium for this purpose is defined as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the day immediately prior to announcement of the transaction and the 30-day premium is defined as the amount by which the value per share offered exceeded the closing price of the shares on 30 calendar days prior to the announcement of the transaction.

				Adjusted
	Highest	Lowest	Mean	Mean[1]	Median

Minority Bid Precedents
1-Day	56.3%	1.6%	23.3%	19.8%	22.7%
30-Day	83.8%	1.4%	32.2%	30.7%	31.5%
Large Canadian Precedents[2]
1-Day	102.8%	(13.5)%	26.9%	24.3%	22.7%
30-Day	116.6%	(4.6)%	33.9%	29.5%	31.3%
Oil and Gas Precedents[3]
1-Day	64.9%	10.1%	33.5%	29.7%	32.5%
30-Day	90.7%	18.8%	47.2%	45.2%	41.2%

1	Adjusted mean excludes values more than one standard deviation from the mean.

2	Excludes mergers-of-equals.

3	Excludes mergers-of-equals and oil sands transactions.
     The range of premia paid in the above transactions is very wide. Although every transaction has its own particular circumstances, we believe that the 62 transactions reviewed, in aggregate, provide a useful comparison benchmark.
      The Consideration represents a premium of 37.2% over the TSX closing price per Common Share on October 20, 2006, the last trading day prior to RDS’ announcement of its intention to make an offer for the Common Shares and a premium of 45.4% over the TSX closing price per Common Share on September 22, 2006, the trading day 30 calendar days prior to such announcement.
Conclusion
      Based upon and subject to the foregoing, CIBC World Markets is of the opinion that, as of the date hereof, the Consideration to be offered under the Offer is fair, from a financial point of view, to the Minority Shareholders.
Yours very truly,

B-3